Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ConsumerDirect, Inc.
16795 Von Karman Ave, Ste 230
Irvine, CA 92606
http://consumerdirect.com

Up to $4,999,999.92 in Series B Non-Voting Common Stock at $0.12
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: ConsumerDirect, Inc.
Address: 16795 Von Karman Ave, Ste 230, Irvine, CA 92606
State of Incorporation: NV
Date Incorporated: August 06, 2003

Terms:

Equity

Offering Minimum: $15,000.00 | 125,000 shares of Series B Non-Voting Common Stock
Offering Maximum: $4,999,999.92 | 41,666,666 shares of Series B Non-Voting Common Stock
Type of Security Offered: Series B Non-Voting Common Stock
Purchase Price of Security Offered: $0.12
Minimum Investment Amount (per investor): $499.92

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based Perks</u>

<u>72 hours:</u>

Invest $500+ within the first 72 hours and receive 6% bonus shares

Invest $1,000+ within the first 72 hours and receive 10% bonus shares

Invest $5,000+ within the first 72 hours and receive 15% bonus shares

<u>2 weeks:</u>

Invest $500+ within the first two weeks and receive 4% bonus shares

Invest $1,000+ within the first two weeks and receive 7% bonus shares

Invest $5,000+ within the first two weeks and receive 10% bonus shares

Invest $10,000+ within the first two weeks and receive 15% bonus shares

Invest $25,000+ within the first two weeks and receive 18% bonus shares

<u>Flash Perk:</u>

Invest $10,000+ between 1/15/23 and 1/31/24 and receive 15% bonus shares

<u>Volume-Based Perks</u>

<u>Tier 1 Perk</u>

Invest $1,000+ and receive 50% off a 1-year SmartCredit membership ($200 value)

<u>Tier 2 Perk</u>

Invest $2,500+ and receive a FREE 1-year SmartCredit membership and 2% bonus shares ($400+ value)

<u>Tier 3 Perk</u>

Invest $5,000+ and receive a FREE 1-year SmartCredit membership, custom ConsumerDirect swag, and 4% bonus shares ($700+ value)

<u>Tier 4 Perk</u>

Invest $10,000+ and receive a FREE 3-year SmartCredit membership, custom ConsumerDirect swag, and 6% bonus shares ($1,700+ value)

<u>Tier 5 Perk</u>

Invest $25,000+ and receive a FREE lifetime SmartCredit membership, custom ConsumerDirect swag, a 30-minute virtual meeting with ConsumerDirect's executive team, and 8% bonus shares ($9,000+ value)

<u>Tier 6 Perk</u>

Invest $50,000+ and receive a FREE lifetime SmartCredit membership, custom ConsumerDirect swag, plus a VIP dinner with ConsumerDirect executive team in Southern California and 10% bonus shares ($12,000+ value)

<u>Loyalty Perk</u>

As you are a friend or family member, customer, partner, or current investor in ConsumerDirect, you are eligible for additional bonus shares of 5%.

*Flight and accommodations are not included in the VIP dinner with ConsumerDirect. It can't be combined with other perks. Perks can't be transferrable, substituted, or exchanged for alternative values. U.S only.

*To receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<p style="text-align:center">The 10% StartEngine Owners' Bonus</p>

ConsumerDirect will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Non-Voting Common Stock at $0.12 / share, you will receive 110 shares of Series B Non-Voting Common Stock, meaning you'll own 110 shares for $12. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonuses.

The Company and its Business

Company Overview

Company Overview

ConsumerDirect, Inc. ("ConsumerDirect" or the "Company") is a C Corporation organized under the laws of the state of Nevada. The Company, formerly known as MyPerfectCredit, Inc., Pathwaydata, Inc., and Platform Technology & Service Corporation, Inc., underwent a name change and is headquartered at 16795 Von Karman Ave, Ste 230, Irvine, CA, 92606, United States. ConsumerDirect operates in the financial services industry, offering a comprehensive financial platform to empower individuals in managing their credit, money, and privacy.

The Company's business model revolves around a B2B2C approach, co-branding, and white-labeling its platform to over 4,000+ active partners, fostering long-term relationships. ConsumerDirect's mission is to provide powerful tools for individuals to achieve their financial potential. The platform integrates unique and patented technologies with a focus on helping consumers control their credit, money, and privacy.

ConsumerDirect's products and services, including features like ScoreBoost, Money Manager, PrivacyMaster, ScamAssist + Resolve, and ScoreBuilder, are designed to improve credit scores and provide financial education. The Company's offerings are accessible to approximately 250,000 active subscribers.

<u>The Company's top three reasons to invest include:</u>

Massive Market Need: 92M Americans have subprime credit scores, resulting in $130B mispriced financial products annually. We provide tools to help consumers control their future scores & qualify for better rates.*

Proven Performance: $88M of revenue in the past 12 months (Oct 2022-Oct 2023), 250k active subscribers, and consistent profitability. Our subscribers have saved $2.9B in interest on just their auto and mortgage loans (~$8,800 / member).

Scalable Business Model: 540% Revenue growth since 2019, resulting in 4,000+ active distribution partners that

economically acquire customers on a subscription-based pricing model, leading to a LTV/CAC ratio of 8.4X

Investors are encouraged by ConsumerDirect's unique position in the market, its strategic partnerships, and its commitment to empowering consumers in their financial journeys.

Active Litigation

On December 1, 2021, ConsumerDirect filed a lawsuit against Array US, Inc. and Pentius LLC, alleging trademark infringement, unfair competition, interference with contract, and other related claims and seeking over $7 million in damages. Array filed a counterclaim, alleging interference with prospective economic advantage and other related claims. The lawsuit is still pending and final resolution (including appeals) could take approximately another year or more. At present, potential exposure on the counterclaims is approximately $5.5 million or less, which represents about 6.2% or less of ConsumerDirect's trailing twelve months gross revenue.

On November 1, 2022, ConsumerDirect filed a lawsuit against Credco, Inc. fka IdentityClub Inc. and its affiliates, alleging breach of contract, trade secret misappropriation, and unfair competition, and seeking millions of dollars in damages. Credco, Inc. filed a counterclaim, alleging breach of contract, intentional interference, and unfair competition. The lawsuit is still pending, with trial set for January 13, 2025. ConsumerDirect denies liability on any of the counterclaims; at present, potential exposure on the counterclaims is unknown, given opposing party has not yet disclosed the amount of damages sought.

Competitors and Industry

Industry:

The financial services industry, where ConsumerDirect operates, is a dynamic sector with an estimated market size of $130 billion and a projected growth rate of 25%+. ConsumerDirect is positioned within this flourishing landscape, focusing on empowering individuals to manage their credit, money, and privacy through its innovative financial platform. The Company's commitment to addressing a substantial market opportunity of $130 billion in annual mispriced financial products sets it apart within the financial services sector.

Competition:

ConsumerDirect faces competition in the financial services market, with notable competitors including Experian, Equifax, and Credit Karma. Experian, as the industry leader, poses primary competition, while Equifax holds significant market share, particularly in credit reporting services. Credit Karma, with its comprehensive approach to credit and financial wellness, is also a direct competitor of similar size and development, currently valued at undisclosed amounts.

Despite a competitive landscape, ConsumerDirect distinguishes itself in the financial services industry by offering a comprehensive financial platform with unique features such as ScoreBoost, Money Manager, PrivacyMaster, ScamAssist + Resolve, and ScoreBuilder. The Company's strategic B2B2C model, co-branding with over 4,000 partners, and its mission to empower consumers in their financial journeys contribute to its standout position in the market.

Current Stage and Roadmap

Current Stage

The current development stage of ConsumerDirect, Inc. reflects a thriving and mature company, evidenced by its strong financial performance, innovative product offerings, and strategic partnerships with over 4,000 active entities. With a proven B2B2C business model, day-one profitability, and a 18%+ year-over-year net revenue growth as of 2023, the company stands as an established player in the financial services industry.

Future Roadmap

Looking ahead, ConsumerDirect envisions expanding its market reach by connecting consumers to lenders for the best loans and credits through initiatives like myLONA, ramping up D2C marketing, and continuing to scale Hogo. The company aims to solidify its position by leveraging advanced predictive modeling technology and evolving its platform to meet the evolving needs of consumers in the dynamic financial landscape.

The Team

Officers and Directors

Name: David Bryan Coulter

David Bryan Coulter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board, CEO, CPO, President, Treasurer, & Director
  Dates of Service: May, 2003 - Present
  Responsibilities: I am the founder of ConsumerDirect, Inc., Chairman of the Board, Chief Executive Officer, Chief Product Officer, and my favorite is Papa. Salary: 290,000

Other business experience in the past three years:

- Employer: Emerson Maintenance Association
  Title: Board Member
  Dates of Service: May, 2003 - Present
  Responsibilities: I am on the board of directors for the Homeowners Association where I live. It is a non-compensated.

Name: Phillip Brian Eaves

Phillip Brian Eaves's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: April, 2023 - Present
  Responsibilities: Chief Financial Officer. Salary: 555,000; Equity: 14M total

- Position: Executive Vice President-Strategy & Corporate Development
  Dates of Service: November, 2021 - Present
  Responsibilities: Shaping the company's long-term vision, analyzing market trends, and driving initiatives to ensure sustainable growth.

Name: Theodore Russell Schrock

Theodore Russell Schrock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Data Scientist
  Dates of Service: April, 2021 - Present
  Responsibilities: As a Chief Data Scientist, I spearhead the development and implementation of advanced data analytics and machine learning strategies, driving data-driven decision-making and innovation across the organization. My role involves leading a diverse team of data professionals, collaborating with various departments to align data initiatives with business objectives, and ensuring the ethical use and governance of data. Salary: 217,000 Equity: 1,000,000 RSU

Name: Vannak Kho Payabyab

Vannak Kho Payabyab's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Controller
  Dates of Service: November, 2005 - Present
  Responsibilities: I manage the Accounting and Billing department. Salary: 283,250; Equity: 1.215M CS, 5M Equity Units

Name: Chris Peery

Chris Peery's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: January, 2005 - Present
  Responsibilities: I'm in charge of the technical direction and strategy for the company. Salary: 300,000; Equity: Stock and RSU's

Name: Steve R Reger

Steve R Reger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: EVP of Sales
  Dates of Service: April, 2015 - Present
  Responsibilities: Head of Business sales. Salary: 450,000

Name: Jimena Cortes

Jimena Cortes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2019 - Present
  Responsibilities: I've been on the board since 2016 and I also manage the influencer partnerships. Salary: 180,000
  Equity: 1 million equity units vested over 4 years

Name: Rachelle Alexander

Rachelle Alexander's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, VP of Customer Service, & Secretary
  Dates of Service: January, 2004 - Present
  Responsibilities: I am Vice President of Customer Service, a Board member and Secretary of the Corporation. Salary: 169,000 Equity: 5,000,000

Other business experience in the past three years:

- Employer: The Tabitha Outreach Foundation
  Title: Board Member
  Dates of Service: April, 2023 - Present
  Responsibilities: Sit on the board of a charity foundation to help make decisions to best service a school in Kenya.

Name: Mee Jee Pineda

Mee Jee Pineda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: March, 2007 - Present
  Responsibilities: Plays a pivotal role in driving operational excellence and ensuring the company's strategic goals are met, by overseeing and supporting product management/development, compliance, and customer service. Salary: 300,000; Equity: 5,000,000

Other business experience in the past three years:

- Employer: Camada Corp
  Title: President
  Dates of Service: October, 2014 - Present
  Responsibilities: Manages operations of the company

Name: Eric L Taylor

Eric L Taylor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2008 - Present

Responsibilities: Board Member review and approval

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete

or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely

affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Volatility

The market for our service may be subject to rapid changes and unpredictable trends, affecting demand and sales.

Market Size and Growth

The size and growth of the market may not be as expected, impacting the company's ability to capture market share and generate revenue.

Supply Chain Disruptions

Dependence on specific suppliers or manufacturers may expose the company to risks associated with disruptions in the supply chain.

Technology Dependence

Reliance on specific technologies that may become obsolete or face issues could impact operations and competitiveness.

Regulatory Changes

Changes in regulations or failure to comply with existing regulations may lead to legal challenges, fines, or business interruptions.

Data Breach Risks

Potential breaches in data security leading to the compromise of sensitive information could harm the company's reputation and operations.

The Company Is Currently In Active Litigation

In December 1, 2021, ConsumerDirect filed a lawsuit against Array US, Inc. and Pentius LLC, alleging trademark infringement, unfair competition, interference with contract, and other related claims and seeking over $7 million in damages. Array filed a counterclaim, alleging interference with prospective economic advantage and other related claims. The lawsuit is still pending and final resolution (including appeals) could take approximately another year or more. At present, potential exposure on the counterclaims is approximately $5.5 million or less, which represents about 6.2% or less of ConsumerDirect's trailing twelve months gross revenue.

The Company Is Currently In Active Litigation

On November 1, 2022, ConsumerDirect filed a lawsuit against Credco, Inc. fka IdentityClub Inc. and its affiliates, alleging breach of contract, trade secret misappropriation, and unfair competition, and seeking millions of dollars in damages. Credco, Inc. filed a counterclaim, alleging breach of contract, intentional interference, and unfair competition. The lawsuit is still pending, with trial set for January 13, 2025. ConsumerDirect denies liability on any of the counterclaims; at present, potential exposure on the counterclaims is unknown, given opposing party has not yet disclosed the amount of damages sought.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
The DB7C-2002 Trust - David B. Coulter Trustee - Sole Settlor	779,983,265	Series A-1 Preferred Stock	97.11%
The DB7C-2002 Trust - David B. Coulter Trustee - Sole Settlor	189,724,951	Series A Voting Common Stock	

The Company's Securities

The Company has authorized Series A-1 Preferred Stock, Series A Voting Common Stock, and Series B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 41,666,666 of Series B Non-Voting Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 779,983,265 with a total of 779,983,265 outstanding.

Voting Rights

Series A-1 Shares (has 5x voting rights per share)

Material Rights

The Series A-1 Preferred Stock have a liquidation preference equal to $0.00603 per share, subject to adjustment as set forth in the Corporation's Articles of Incorporation. The Series A-1 Preferred Stock also have five (5) votes per share and vote together with the Series A Voting Common Stock as a single class on an as-converted basis. At any time when any shares of Series A-1 Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, amend, alter, change or repeal any provision of the Articles of Incorporation of the Corporation in a manner that adversely affects the powers, preferences, rights or privileges or restrictions of the Series A-1 Preferred Stock, without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Series A-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Series A Voting Common Stock

The amount of security authorized is 2,000,000,000 with a total of 480,963,192 outstanding.

Voting Rights

Except as otherwise required by law or these Articles of Incorporation, the holders of the Series A Voting Common Stock shall possess exclusively all voting rights and power with reference to corporate affairs, and each holder of Series A Voting Common Stock shall have one vote in respect of each share held by such holder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

The Series A Voting Common Stock and the Series B Non-Voting Common Stock have identical rights other than with respect to voting rights, and for all other purposes, the Series A Voting Common Stock and the Series B Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. Except as otherwise required by law or in the Corporation's Articles of Incorporation, the holders of the Series A Voting Common Stock shall possess exclusively all voting rights and power with reference to corporate affairs, and each holder of Series A Voting Common Stock shall have one vote in respect of each share held by such holder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Equity Unit Incentive Plan

The company has an equity unit incentive plan with units that would pay a bonus equivalent to the value tracking one share of common stock in the event of a liquidity event as defined under the plan. The total number of units outstanding under the plan is 91,520,000, with 56,707,500 vested and 34,812,500 unvested. The total amount outstanding listed above includes these 91,520,000 shares.

Warrants

The total amount outstanding listed above includes 77,850,000 of shares to be issued pursuant to outstanding warrants.

Series B Non-Voting Common Stock

The amount of security authorized is 2,000,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B Non-Voting Common Stock.

Material Rights

The Series A Voting Common Stock and the Series B Non-Voting Common Stock have identical rights other than with respect to voting rights, and for all other purposes, the Series A Voting Common Stock and the Series B Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. Except as otherwise required by law, shares of Series B Non-Voting Common Stock shall be non-voting and shall not be entitled to vote on any matters submitted to a vote of shareholders of the Corporation. Notwithstanding the foregoing, for so long as any shares of Series B Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Series B Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Series B Non-Voting Common Stock at a meeting of the holders of Series B Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) the Articles of Incorporation or by laws so as to adversely affect (disproportionately relative to the Series A Voting Common Stock) the preferences, rights or powers of the Series B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Series B Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Net Revenue

Net Revenue for fiscal year 2021 was $67,725,114.00 compared to $70,658,606.00 in fiscal year 2022. The increase in revenue can be attributed to a growth in sales or the introduction of new products/services, as well as increases in customer base & pricing.

Cost of Sales

Cost of Sales for fiscal year 2021 was $8,526,328.00 compared to $8,205,508.00 in fiscal year 2022. The decrease in the cost of sales is due to improved efficiency in production processes, cost-saving measures, & other factors contributing to lower expenses related to goods sold.

Gross Margins

Gross margins for fiscal year 2021 were $59,198,786.00 compared to $62,453,098.00 in fiscal year 2022. The improvement in gross margins suggests that the company became more effective in generating profit from its core business operations.

Expenses

Expenses for fiscal year 2021 were $61,370,656.00 compared to $62,453,098.00 in fiscal year 2022. The increase in expenses is attributed to various factors, such as higher operating costs, increased investments, or expansion activities.

Net Income

The 2021-2022 year-over-year decrease in Net Income is attributable to the Company's efforts to scale the business model, which included the establishment of the Growth Marketing team, the Data team, and the buildout of the Strategy, Finance and accounting teams, as well as significant Research & Development expenditures to bring the Hogo privacy platform to market.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating stage. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because they demonstrate a consistent ability to generate positive net income and manage costs effectively. Past cash was primarily generated through sales, as evidenced by a substantial portion of revenue coming from retail end user transactions. Our goal is to further diversify revenue streams and enhance operational efficiency to sustain and build upon this positive cash flow trend. Given the company's track record, we believe historical cash flows provide a reliable foundation for forecasting future financial performance.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2023, the Company has capital resources available in the form of a line of credit for $15,000,000 from JPMorgan Chase Bank, a receivable from a stockholder in the amount of $6,712,208, and $5,074,371 cash on hand as of December 2023.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to our company operations. These funds are required to support our expansion into new markets and the development of innovative products and services.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has, approximately 10% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount ($15k), we anticipate the Company will be able to operate in perpetuity. This estimate is based on a current monthly burn rate of $5,339,465 for expenses related to salaries, marketing, and ongoing research and development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount ($5M), we anticipate the Company will be able to operate in perpetuity. This estimate is based on a current monthly burn rate of $5,339,465 for expenses related to salaries, marketing, and ongoing research and development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including potential lines of credit and strategic partnerships. If conducting any concurrent offerings or contemplating future capital raises, the terms will be disclosed at the time of such offerings.

Indebtedness

- Creditor: JP Morgan Chase Bank
  Amount Owed: $330,736.00
  Interest Rate: 6.33%
  Maturity Date: April 11, 2026
  On April 11, 2023 ("Commencement Date"), the Company entered into a promissory note agreement with JP Morgan Chase Bank (the "Lender") for $330,736 with an interest rate of 6.33% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $10,111 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement.

Related Party Transactions

- Name of Entity: Stockholder
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: From time to time, the Company will provide cash to a stockholder. Amounts are paid and borrowed as needed. There is no interest on these borrowings, and amounts are due on demand. Material Terms: As of December 31, 2022 and 2021, the balance on the advances amounted to $68,036 and $129,498, respectively.

Valuation

Pre-Money Valuation: $151,313,574.84

Valuation Details:

Valuation Details:

ConsumerDirect® Inc. is seeking investment at a pre-money valuation of $151,313,575. This valuation is based on a careful analysis of several key factors that contribute to the Company's value proposition. In this analysis, we discuss the market opportunity of the core product, SmartCredit®, the revenue growth and scalability of the business model, innovative product features, sustained historical profitability, and the potential for additional subscription revenue.

A. Market Presence and Subscriber Base

SmartCredit has achieved strong market traction with more than 250,000 current active consumer subscribers through 4,000+ active distribution partners (defined as those partners receiving commission in November 2023). These impressive figures highlight the product's popularity and well-established recurring subscriber base. The significance of this subscriber base underscores the potential foundation for further growth over time.

These characteristics contribute to the overall value of the Company, as they represent the established core revenue. In the total PMV calculation, the factor of market presence and subscriber base plays a crucial role. It directly influences the valuation of the Company by indicating the potential for revenue generation and future growth. We also believe the large active partner and subscriber base represents a robust audience to spur new, economic growth opportunities in the form of new subscriber referrals, affiliate revenue share through new myLONA add-on services, and alternative subscription products. These alternative revenue streams signify a potential for higher customer lifetime value.

B. Revenue Growth and Scalable Business Model

The consistent annual revenue growth, particularly in recurring subscription revenue generated through the 4,000+ active distribution partners, many of which are underserved and unrecognized small businesses that we have built specific technology to address, serves as a testament to the resilient and scalable business model. This partner-based revenue growth, in addition to the direct-to-consumer revenue (SmartCredit has some D2C, but the Hogo® App on iOS and Droid will be the primary driver of D2C growth), illustrates that ConsumerDirect can not only attract new subscribers directly but also through partners.

Additionally, the technology has the scalability the business model growth needs for increased subscriber growth and revenue generation through multiple streams. The 540+% Gross Revenue increase from October 2019 to Sept 2023 profitability contributes to the value and positioning of the Company by showing its ability to generate sustainable returns and providing a positive outlook for future growth and cashflow generation. Therefore, we believe the revenue growth contributes to the value of the Company & the PMV calculation.

C. Revenue Multiplies

The current market median gross revenue multiple for SaaS company valuations is ~6x, according to research by S&P Capital IQ. Based on last year's gross revenue of $77,339,114 (please note the BakerTilly Auditors report for 2022 uses "Net Revenue"), and trailing twelve months gross revenue ending Sept 2023 at $88,424,601, we believe ConsumerDirect has surpassed, by many multiples, the $25.1M in annual gross revenue that could be used to achieve the SaaS ~6x median valuation to achieve the $151,313,575 pre-money valuation.

This means, when using the median ~6x multiplier on ConsumerDirect's 2022 gross revenue a conservative justification of $151,313,575 pre-money valuation for this current funding round, is justified.

Additionally, factors such as market presence, strong subscriber base, historical revenue growth, scalable business model, innovative product features, intellectual property, profitability, unique market position, and growth potential all contribute to the value of ConsumerDirect. See the sections below for details on these factors.

D. Innovative Product Features

ConsumerDirect's development pipeline includes innovative and original product features that enhance the product's value proposition to existing and prospective partners and consumer subscribers. These features are designed to expand the scope of valuable services offered by ConsumerDirect, differentiating it from competitors. In addition to the development pipeline, there have been 5 patents granted that cover multiple core product features, including the coveted Future Credit Score which helps consumers understand where their credit score is, where it can go, and by when.

We believe the introduction of these new features will attract more subscribers and further engage the existing subscriber base, contributing to the app's growth potential and maximizing subscriber lifetime value. The innovative product features represent revenue potential and are a component of the value of the Company, further justifying the PMV calculation. This includes the new myLONA tool that will help match subscribers and financing institutions once a future credit score is achieved.

E. Profitability & Revenue

Over the years, the Company has consistently maintained profitability. This financial stability is a strong indication of the Company's ability to generate positive returns. The consistent profitability of the Company indicates effective cost management, revenue generation, and a solid foundation for future growth. Profitability is a favorable factor that contributes to the value of the Company by demonstrating its ability to generate sustainable returns and financial steadiness as noted above in the 540+% increase in gross revenue.

The partner-to-consumer subscription model (B2B2C) has proven to be a successful driver of new growth, and as the revenue is recurring, it compounds over time. We believe the profitability and revenue of the Company favorably contribute to the value of the Company, further justifying the $151,313,575 PMV.

F. Market Growth and Position

The ongoing growth of the Software as a Service (SaaS) market, coupled with the company's position within it, further supports the proposed valuation of $151,313,575. As the personal finance and privacy SaaS markets expand, there is a greater demand for innovative and reliable applications like SmartCredit, especially for underserved and unrecognized small businesses. The well-established presence in the personal finance software market the Company has, coupled with the aforementioned factors, positions ConsumerDirect for continued growth and success.

In summary, this valuation considers the revenue generated from this subscriber base with a well-established and growing subscriber base seen in growing SaaS companies. We believe there is a higher likelihood of continued revenue generation through various channels, such as in-product or in-app purchases, affiliate revenue-share, complementary add-on services, and premium subscription options, for which ConsumerDirect already has an audience of 4,000+ partners and 250,000+ consumer subscribers.

The larger the partner base, the greater the potential for revenue growth. The unique product features represent revenue potential are a component of the value of the Company and attractive to potential partners in the credit, money, and privacy space. Moreover, the consumer-subscriber base provides an opportunity for further expansion and growth. As more subscribers join and engage with the product/app over time, there is potential for increased revenue through more economical subscriber acquisition, retention, and monetization strategies. This growth potential is an asset for the company and contributes to its overall PMV calculation.

G. Conclusion

In conclusion, ConsumerDirect's current market presence, growing market opportunity, partner and consumer subscriber base contribute significantly to the Company's valuation. The established core recurring and new revenue opportunities demonstrate the Company's market success and revenue-generating potential. These factors are carefully considered in the overall PMV calculation to assess the value of the Company.

Therefore, considering the strong market presence, revenue growth, revenue multiples from industry comparisons, profitability, innovation, and differentiated product features, plus the potential for additional channels of revenue, we believe a pre-money valuation of $151,313,575* is reasonable for ConsumerDirect as of December 2023.

Disclaimers

*The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The company does not have any outstanding convertible securities at this time.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,999.92, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing Efforts for SmartCredit Product
  30.0%
  We plan to use 30% of the funds raised in this offering to increase marketing efforts for our SmartCredit product.

- Marketing Efforts for Hogo Product
  30.0%
  We plan to use 30% of the funds raised in this offering to increase marketing efforts for our Hogo product.

- Development of myLONA Feature
  25.0%
  We plan to use 25% of the funds raised in this offering towards the development of myLONA Feature.

- Operations
  9.5%
  We plan to use 9.5% of the funds raised in this offering for general corporate purposes.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://consumerdirect.com (https://consumerdirect.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/consumerdirect

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ConsumerDirect, Inc.

[See attached]

bakertilly

ConsumerDirect, Inc.

Financial Statements

December 31, 2022 and 2021

ConsumerDirect, Inc.

Table of Contents
December 31, 2022 and 2021



Independent Auditors' Report

To the Board of Directors of
ConsumerDirect, Inc.

Opinion

We have audited the financial statements of ConsumerDirect, Inc. (the Company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

Baker Tilly US, LLP

Irvine, California
May 26, 2023

ConsumerDirect, Inc.

Balance Sheets
December 31, 2022 and 2021

	2022	2021
Assets		
Current Assets		
Cash	$ 5,074,371	$ 4,004,838
Accounts receivable, net (Note 2)	1,792,946	1,586,235
Advances to stockholder (Note 16)	68,036	129,498
Accrued interest receivable (Note 6)	-	16,913
Income taxes receivable	471,483	489,724
Inventories	263,779	-
Prepaid expenses	1,016,846	632,268
Total current assets	8,687,461	6,859,476
Property and Equipment, Net (Note 5)	1,064,814	940,426
Capitalized Software, Net (Note 12)	12,505,869	5,487,346
Patents, Trademarks and Domains, Net (Note 13)	648,957	633,947
Receivable From Stockholder (Note 6)	-	3,837,185
Right-of-use Assets	3,109,328	-
Deferred Tax Asset (Note 14)	-	23,648
Deposits	84,138	67,018
Total assets	$ 26,100,567	$ 17,849,046

ConsumerDirect, Inc.
Balance Sheets
December 31, 2022 and 2021

	2022	2021
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 9,846,486	$ 6,322,203
Accrued expenses (Note 7)	133,852	317,325
Deferred revenue (Note 3)	35,655	45,000
Current portion of operating lease liabilities	564,935	-
Total current liabilities	10,580,928	6,684,528
Deferred Income Tax Liability	590,860	-
Line of Credit (Note 8)	12,000,000	5,000,000
Operating Lease Liabilities, Net of Current Portion	2,599,365	-
Total liabilities	25,771,153	11,684,528
Stockholders' Equity		
Preferred stock, $0.001 par value, 1,049,409,828 shares authorized, and 779,702,045 and 795,956,624 shares issued and outstanding and liquidation preferences of $1,328,949 and $1,506,449 as of December 31, 2022 and 2021, respectively (Note 10)	779,702	795,957
Common stock, $0.001 par value, 1,090,000,000 shares authorized, and 311,292,000 and 312,472,496 shares issued and outstanding as of December 31, 2022 and 2021, respectively (Note 10)	311,292	312,472
Additional paid-in capital (Note 10)	2,426,596	2,679,332
Receivable from stockholder	(6,712,208)	-
Retained earnings	3,524,032	2,376,757
Total stockholders' equity	329,414	6,164,518
Total liabilities and stockholders' equity	$ 26,100,567	$ 17,849,046

ConsumerDirect, Inc.

Statements of Income
Years Ended December 31, 2022 and 2021

	2022	2021
Revenue, Net (Note 3)	$ 70,658,606	$ 67,725,114
Cost of Revenues (Note 2)	8,205,508	8,526,328
Gross profit	62,453,098	59,198,786
Selling, General and Administrative Expenses		
Marketing costs and referral share (Note 2)	37,074,862	36,425,892
General and administrative expenses (Note 2)	22,196,551	14,495,136
Total selling, general and administrative expenses	59,271,413	50,921,028
Income from operations	3,181,685	8,277,758
Other Income (Expense)		
Interest expense	(1,487,366)	(336,752)
Other income	68,264	-
Interest income	-	16,673
Gain on extinguishment of PPP note payable (Note 2)	-	479,460
Total other income (expense)	(1,419,102)	159,381
Income before income taxes	1,762,583	8,437,139
Provision for Income Tax (Note 14)	615,308	2,082,681
Net income	$ 1,147,275	$ 6,354,458

ConsumerDirect, Inc.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2022 and 2021

	Preferred Stock		Common Stock		Receivable From Stockholder	Additional Paid-in Capital	Retained Earnings and (Accumulated Deficit)	Stockholders' Equity
	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount				
Balance, January 1, 2021	839,216,986	$ 839,217	342,045,654	$ 342,045	$ -	$ 3,859,712	$ (3,430,016)	$ 1,610,958
Exchange of Series C preferred stock for shares of common stock	(1,215,806)	(1,216)	911,853	912	-	(17,196)	-	(17,500)
Repurchase of stock	(8,491,204)	(8,491)	(75,262,241)	(75,262)	-	(730,107)	(542,685)	(1,356,545)
Cancellation of common stock	-	-	(226,668)	(227)	-	-	(5,000)	(5,227)
Settlement agreement and release of preferred stock	(33,553,352)	(33,553)	(1,644,102)	(1,644)	-	(422,594)	-	(457,791)
Conversion of warrant	-	-	46,648,000	46,648	-	(10,483)	-	36,165
Net income	-	-	-	-	-	-	6,354,458	6,354,458
Balance, December 31, 2021	795,956,624	795,957	312,472,496	312,472	-	2,679,332	2,376,757	6,164,518
Exchange of Series B preferred stock for shares of common stock	(16,254,579)	(16,255)	16,254,579	16,254	-	1	-	-
Settlement agreement and release of common stock	-	-	(17,415,103)	(17,434)	-	(252,737)	-	(270,171)
Receivable from stockholder reclassification	-	-	-	-	(6,712,208)	-	-	(6,712,208)
Net income	-	-	-	-	-	-	1,147,275	1,147,275
Balance, December 31, 2022	779,702,045	$ 779,702	311,311,972	$ 311,292	$ (6,712,208)	$ 2,426,596	$ 3,524,032	$ 329,414

See notes to financial statements

6

ConsumerDirect, Inc.

Statements of Cash Flows
Years Ended December 31, 2022 and 2021

	2022	2021
Cash Flows From Operating Activities		
Net income	$ 1,147,275	$ 6,354,458
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	2,804,499	1,326,780
Deferred taxes	614,508	2,081,881
Amortization of right-of-use assets	648,343	-
Gain on extinguishment of PPP note payable	-	(479,460)
Changes in operating assets and liabilities		
Accounts receivable	(357,838)	(223,190)
Allowance for doubtful accounts	151,127	32,100
Advances to shareholder	61,462	(129,498)
Accrued interest receivable	16,913	(16,636)
Income taxes receivable	18,241	(489,724)
Inventories	(263,779)	-
Prepaid expenses	(384,578)	(457,110)
Deposits	(17,120)	(9,297)
Accounts payable	3,524,283	2,660,029
Accrued expenses	(183,473)	(2,169,190)
Income taxes payable	-	(331,057)
Lease liability	(593,371)	-
Other liabilities	(9,345)	-
Deferred revenue	-	45,000
Contingencies	-	(1,533,404)
Net cash provided by operating activities	7,177,147	6,661,682
Cash Flows From Investing Activities		
Purchase of property and equipment	(401,986)	(518,115)
Capitalized software	(9,468,600)	(4,793,732)
Patents, trademarks and domains	(91,834)	-
Net cash used in investing activities	(9,962,420)	(5,311,847)
Cash Flows From Financing Activities		
Advances from line of credit	7,000,000	5,000,000
Principal payments on capital leases	-	(151,581)
Principal payments on notes payable, stock repurchase	-	(586,102)
Advances to stockholder	(2,875,023)	(2,312,736)
Interest repayments on advances to stockholder	-	486,325
Cancellation of common stock	-	(5,227)
Exchange of preferred stock for common stock	-	(17,500)
Purchase of Stock	-	(1,356,545)
Settlement agreement and release of common and preferred stock	(270,171)	(457,791)
Conversion of warrant to common stock	-	36,165
Net cash flows provided by financing activities	3,854,806	635,008
Net change in cash and cash equivalents	1,069,533	1,984,843
Cash and Cash Equivalents, Beginning	4,004,838	2,019,995
Cash and Cash Equivalents, Ending	$ 5,074,371	$ 4,004,838
Supplemental Disclosures		
Cash paid (received) during the year for:		
Taxes	$ (790)	$ 818,353
Interest	$ 1,414,665	$ 111,275
Supplemental Disclosures of Noncash Financing Activities		
Exchange of preferred stock and common stock	$ 16,255	$ -

See notes to financial statements

1. **Business Activity**

   ConsumerDirect, Inc. was incorporated in the state of Nevada on August 6, 2003. The Company is headquartered in Southern California and is engaged in building unique and patented technologies for the consumer money, credit and identity space, and offers credit monitoring services.

2. **Summary of Significant Accounting Policies**

   Use of Estimates

   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Estimates and assumptions made by management are used for, but not limited to, the allowances for doubtful accounts and sales returns; capitalized software; other allowances; and the estimated useful lives, carrying value and recoverability of long-lived assets.

   Accounts Receivable, Net

   The Company provides its services to retail end users and business service customers throughout the United States. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history, the customer's current credit worthiness and various other factors. The Company continuously monitors collections and payments from its customers. The Company estimates credit losses and maintains an allowance for doubtful accounts based upon these estimates. Allowance for doubtful accounts at December 31, 2022 and 2021 were $255,660 and $104,533, respectively. Although the Company expects to fully collect amounts due, actual collections may differ from estimated amounts. The Company does not charge interest on delinquent accounts receivable.

   Property and Equipment, Net

   Property and equipment are stated at cost, less accumulated depreciation. The Company provides for depreciation and amortization, using the straight-line method over the estimated useful lives of the various classes of property, as follows:

Computer equipment	3-10 years
Furniture and fixtures	5-10 years
Leasehold improvements	Lesser of useful life or term of lease

   Capitalized Software

   The Company capitalizes software costs incurred during the application development stage of software development, including costs incurred for design, coding, and upgrades and enhancements that provide the software or hardware with additional functionalities and capabilities. The Company expenses software costs, including internal and external training costs and maintenance costs, incurred during the preliminary project stage and the post-implementation and/or operation stage. Capitalized software is amortized on a straight-line basis over the estimated useful life of the software, which is five years.

Patents, Trademarks and Domains

The Company accounts for patents, trademarks and domains as follows:

Expenses incurred to obtain new patents, trademarks and internet domains are capitalized. Once they are granted, the patents are amortized using the straight-line method over the estimated useful life of 10 years.

Trademarks and internet domains that have been classified as indefinite are tested annually for impairment. The Company evaluates a number of factors to determine whether an indefinite life is appropriate, including the competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment in which the intangible assets are utilized. In addition, when certain events or changes in operating conditions occur, an additional impairment assessment is performed, and indefinite-lived assets may be adjusted to a determinable life.

In the event that patents and trademarks are not granted, the capitalized amount is expensed.

Impairment of Long-Lived Assets, Capitalized Software, Patents, Trademarks and Domains

The Company tests indefinite-lived intangible assets, consisting of trademarks and internet domains, for impairment at year end, or whenever events or circumstances indicate that it is more-likely-than-not that their carrying amounts exceed their fair values. In performing the impairment tests, the Company has the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for indefinite-lived intangible asset impairment. If the Company decides not to perform a qualitative assessment, or if the qualitative assessment indicates that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value, the Company performs a quantitative assessment. If the carrying amount of an asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess of the carrying amount over the fair value.

Long-lived assets, including property and equipment, capitalized software and patents, are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset.

US GAAP requires that the Company perform an assessment of impairment of long-lived assets capitalized software, patents, trademarks, and domains at least annually, or when there are indicators of impairment. Management determined that no impairment of long-lived assets capitalized software, patents, trademarks, and domains existed as of December 31, 2022 and 2021.

Paycheck Protection Program (PPP) Note Payable

The Company accounts for its PPP note payable administered by the U.S. Small Business Administration (SBA) loan as debt in accordance with ASC Topic 470, *Debt*, and the related forgiveness is recognized when the Company is legally released from the liability.

In April 2020, the Company received SBA PPP loan proceeds of $479,460 under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

Under the CARES Act, up to the full principal amount of the loan and any accrued interest can be forgiven if the Company uses all of the loan proceeds for eligible costs as defined under the CARES Act. The note bears interest at a rate of 0.98% per annum and matures April 2022.

On June 17, 2021, the Company was notified by the SBA that the Company achieved the requirements for forgiveness and the outstanding balance of $479,460 plus accrued interest was forgiven in full. The Company recognized the PPP Note payable forgiveness during the year ended December 31, 2021, which is the period in which the Company was legally released from the related liability. The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted. In accordance with the CARES Act, all borrowers are required to maintain their PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.

Cost of Revenues

The Company classifies expenses in costs of revenues that directly relate to information provided to consumers through the product and are comprised mainly of costs of credit and banking data provided to customers, and the costs of insurance provided to customers.

Marketing Costs and Referral Share

The Company classifies marketing costs and referral share expenses as sales commission expenses paid to third parties for customer generation, and continuance, and are comprised mainly of commissions paid for referrals, and recurring referral fees paid to partners for continuing customers.

General and Administrative Expenses

The Company classifies general and administrative expenses as internal or indirect costs for revenue and administrative support for all aspects of operations, and are comprised mainly of personnel-related costs, systems support, software development costs, merchant and bank charges, costs for professional and consulting services, and occupancy and facilities expenses of these functions.

Advertising Costs

Advertising expenses are charged to expense as incurred or for the first time the advertising takes place. For the years ended December 31, 2022 and 2021, advertising expense was $5,891 and $3,444, respectively.

Income Taxes

The Company files returns for federal and state income taxes. Income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company's temporary differences relate primarily to property and equipment, capitalized software, patents, trademarks, domains and allowance for doubtful accounts. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some of the portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2022, and 2021, there was no valuation allowance against deferred tax assets.

In accordance with U.S. GAAP, the Company will recognize the impact of tax positions, potential accrued interest and penalties, in the financial statements, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. To date, the Company has not recorded any uncertain tax positions.

Recent Accounting Pronouncements

Effective January 1, 2022, the Company adopted Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*, using the modified retrospective method. The adoption of ASC No. Topic 842 resulted in a significant increase in the Company's assets and liabilities presented on the Company's Balance Sheet and the related changes in these balances presented on the Company's Statement of Cash Flows. The adoption of ASC No. Topic 842 did not have any impact on the Company's Statements of Income; therefore, no cumulative adjustment to beginning retained earnings was required as a result of adoption. The adoption of ASC No. Topic 842 primarily resulted in the recognition of operating lease liabilities totaling $3,702,121 as of January 1, 2022, based upon the present value of the remaining minimum rental payments using discount rates as of the adoption date. In addition, the Company recorded corresponding operating lease right-of-use assets totaling $3,702,121. See Note 15 for additional discussion related to leases.

Upon adoption, the Company elected the following accounting policies or practical expedients related to ASC No. Topic 842. The Company elected to:

- not reassess whether any expired or existing contracts are or contain leases, not reassess the lease classification for any expired or existing leases, and not reassess initial direct costs for any existing leases;

- apply accounting similar to ASC No. Topic 840 operating leases accounting to leases that meet the definition of short-term leases;

- use the risk-free rate for a period comparable to the lease term published by U.S. Department of the Treasury on the lease commencement date; and

- not evaluate land easements that exist or expired before January 1, 2022 and that were not previously accounted for as leases under ASC Topic 840.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. ASU No. 2016-13 requires financial assets measured at amortized cost (including loans, trade receivables, and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. ASU No. 2016-13 requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of activities as the amounts expected to be collected change. ASU No. 2016-13 is effective for years beginning after December 15, 2022. The Company's management is currently evaluating the impact of this new guidance on its financial statements.

Other ASUs, not effective until after December 31, 2022, are not expected to have a material effect on the Company's financial position or results of operations.

ConsumerDirect, Inc.

3. **Sales and Revenue Recognition**

The Company recognizes revenue, in accordance with ASC Topic 606, *Revenue Recognition*, when the revenue recognition elements have been met. Revenue recognition is determined through the following steps:

1. Identification of the contract, or contracts, with a customer

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when, or as, the performance obligation is satisfied.

The Company derives revenue from 4 chains of customer service:

1. Consumer Service Revenue - Direct to Consumer (D2C)

2. Co-branding Services

3. White Label Services

4. Business Direct Services

The Company excludes from revenue sales taxes and other government-assessed and imposed taxes on revenue generating activities that are invoiced to customers.

Consumer Service Revenue - Direct to Consumer (D2C)

The Company provides a monthly subscription to retail end users, either directly to the end user, or through a referral partner, where the end user is billed directly by the Company. There are instances, where the services are provided to the end user under a referral partner's name, when billing, collections and fulfillment of the services are the responsibility of the Company. Services are refundable for the first month of service, if cancelled and requested within 90 days of the first month. For the years ended December 31, 2022, and December 31, 2021, annual total refunds amounted to $915,553 and $645,978.

Each retail end user is entitled to receive a certain amount of specific reports per month. Additional reports are charged a pre-set fixed price, or stand-alone selling price (SSP). Unused services or reports are not carried forward but expire at the end of each billed month.

Other excluded reports and services are billed based on published SSP and are billed and paid when provided, which is usually instantaneous.

For each retail end user, the Company has an agreed upon terms and conditions, and receives payment at the beginning of the month, usually through payment via credit card. Payment of the monthly fee and acceptance of the terms and conditions signify an agreed upon contract and price, identifies the performance obligations in the contract and sets the transaction price. Any payments not received are not considered to be a contract. The Company provides a stand ready obligation to provide ScoreTracker, ScoreBuilder, ScoreBoost, credit monitoring, money manager, $1MM ID fraud insurance, credit report and scores from the bureaus, access to a billing and membership call center, and the ability to run other reports at a SSP. Stand ready obligations, require the Company to maintain the availability of the goods and services during the contract period. As such, the Company expects that the customer will receive and consume benefit from the Company's promise, the nature of which is, to stand ready to provide goods or services equally throughout the contract period and recognizes revenue over time on a straight-line time-based measure of progress. The Company does not allocate consideration, to the individual performance obligations, as they all are assigned to the same period and are not separable for the purposes of the contract, thus there is no change in timing of recognition for each performance obligation. The Company tracks revenue from retail end users based on the source of referral to the Company.

The Company has evaluated the refund policy for the first month of new customers, and, as of December 31, 2022 and 2021, determined that the reserve for refunds was not considered significant.

For standalone reports, revenue is recognized at the point of payment and delivery, and which the delivery is instantaneous.

Co-Branding Services

The Company provides access to a website for a third party partner and operates as a shared brand by combining the partner's logo and information on the Company's platform when providing services to retail end users. Revenue is based on the service of providing the website marketing, data sharing, website up-time and in certain cases, a separate support line for partners that is provided over the corresponding month that the retail end user is a customer, as a stand ready obligation to serve the co-brand partner. The fee paid by the retail end user on the platform under the co-branding service is classified as retail end user revenue, as it will be billed and paid directly through transactions between the Company and the retail end user. Fees billed to the co-branding partner are based on the number of retail end users that the co-branding partner has obtained, in exchange for the co-branding services received, and are billed directly to the co-branding partner.

White Label Services

The Company builds websites for third parties who operate the website as their own brand but use the Company's platform to provide services to retail end users. Revenue is based on the service of providing the website, data sharing, website up-time and in certain cases, a separate support line for partners that is provided over the corresponding month that the retail end user is a customer, as a stand ready obligation to serve the white label partner. The fee paid by the retail end user on the platform under the white label service is classified as retail end user revenue, as it will be billed and paid directly through transactions between the Company and the retail end user.

The Company will build websites for third parties who operate as their own brand under the white label service offering. Licensed access is given to the Company's platform, containing the Company's intellectual property (IP), and the Company has the responsibility to keep the website and services operational for at least 98% of the monthly service period.

The IP transfer is considered symbolic in nature, as the Customer only receives the right to offer the results of the Company's IP to its customers but does not obtain access or retain the IP itself.

ConsumerDirect, Inc.

Business Direct Services

The Company's business direct service revenue comes from the following sources:

- Fees from the provision of services to partner companies

- Development fees for building white label websites

- Licensing fees for white label retail end users

- Product costs and surcharges

For each business direct service customer, the Company has an agreed upon terms and conditions, and receives payment within 15 - 30 days of providing the service. Each contract has an agreed upon price, identifies the performance obligations in the contract. The Company provides a stand ready obligation to provide a perpetual IP license to website information, for which no information is transferred or exchanged, and provide a right to access the product on a designated platform. Stand ready obligations require the Company to maintain the availability of the goods and services 24/7 during the contract period. As such, the Company expects that the customer will receive and consume benefit from the Company's promise, the nature of which is to stand ready to provide goods or services, equally throughout the contract period, and recognizes revenue over time on a straight-line time-based measure of progress. The Company combines separate promises in the contract into one single performance obligation because they are an integrated set of activities and they all are assigned to the same period and are not separable for the purposes of the contract, thus there is no change in timing of recognition for each promise.

For stand-alone reports, revenue is recognized at the point of delivery.

Revenue by source is as follows for the years ended December 31, 2022 and 2021:

	2022	2021
Retail end user revenue:		
Direct to customer	$ 6,857,286	$ 5,719,148
Affiliate referred consumer revenue	5,394,844	5,585,354
Co-branding	45,006,185	40,595,675
White label	9,564,570	11,556,650
Total retail end user	66,822,885	63,456,827
Business direct services	3,287,037	3,859,107
Other	548,684	409,180
Total revenue	$ 70,658,606	$ 67,725,114

Principal vs. Agent

For all significant revenue-generating arrangements, the Company records revenues on a gross basis, where the Company has the responsibility to collect for services rendered, and ultimately provide the platform and services to the end users. Any revenue sharing or commission agreements are remitted after collection and providing the services to the end user. Commissions and the share of revenue related to retail end user revenue is recognized in marketing costs and referral share.

Practical Expedients

The Company has elected to apply the practical expedient not to assess whether a contract has a significant financing component, since the Company's standard payment terms are less than one year.

Deferred Revenue

When the Company receives upfront payments from customers for services to be provided, the advance receipts are deferred and subsequently recognized ratably over the contract period. As of December 31, 2022, and 2021, the Company had deferred revenue of $35,655 and $45,000, respectively.

4. **Risks and Uncertainties**

Cash

The Company maintains its cash balances in financial institutions which, from time to time, exceed amounts insured by the Federal Deposit Insurance Corporation up to $250,000 for interest-bearing and non-interest-bearing accounts per bank. As of December, 31 2022 and 2021, the Company had deposits in excess of federally insured amounts of $3,264,697and $3,705,005, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Customers

For the year ended December 31, 2022, one customer accounted for approximately 10% of revenues. For the year ended December 31, 2021, one customer accounted for approximately 11% of revenues. As of December 31, 2022, two customers accounted for 35% of accounts receivable. As of December 31, 2021, no customers accounted for more than 10% of accounts receivable.

For the year ended December 31, 2022, one vendor accounted for approximately 10% of purchases. For the year ended December 31, 2021, two vendors accounted for 93% of purchases. As of December 31, 2022, one vendor accounted for approximately 43% of accounts payable. As of December 31, 2021, one vendor accounted for approximately 21% of accounts payable.

Interest Rate Exposure

The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's debt, which bears interest at variable rates based on the bank's index rate. Outstanding borrowings under the LOC bear annual interest at the rate of 4.25% plus Secured Overnight Financing Rate (SOFR) of 4.30 %, totaling 8.55% at December 31, 2022. Changes in interest rates could have a significant impact on the Company's interest costs.

ConsumerDirect, Inc.

5. **Property and Equipment**

Property and equipment consisted of the following as of December 31:

	2022	2021
Computer equipment	$ 892,171	$ 682,667
Furniture and fixtures	677,785	607,537
Leasehold improvements	393,005	273,340
	1,962,961	1,563,544
Accumulated depreciation	898,147	(623,118)
Total	$ 1,064,814	$ 940,426

For the years ended December 31, 2022 and 2021, depreciation expense amounted to $277,598 and $197,016, respectively.

6. **Receivable From Stockholder**

In October 2020, the Company entered into a receivable agreement with the stockholder. The revolving line of credit allows for advances to the stockholder through October 2025 in amounts not to exceed 10% of the Company's uncollateralized cash at time of advance request, not to exceed one advance request per month. The agreement will automatically renew for successive one-year terms immediately after October 2025, unless terminated by the Company or the stockholder upon 30-day notice. This note receivable has been classified in shareholders equity in the accompanying balance sheet.

Advances on the line of credit bear interest at the applicable mid-term federal rate at the date of the advance ranging from 0.39% to 1.30% on advances made through December 31, 2022. Interest only payments are due on a monthly basis with unpaid principal balance due five years from the date of the advance.

As of December 31, 2022 and 2021, accrued unpaid interest receivable on the receivable from stockholder amounted to $0 and $16,673, respectively.

As of December 31, 2022, scheduled repayments on the receivable from stockholder are as follows:

Year Ending December 31:	
2023	$ -
2024	-
2025	2,010,774
2026	1,826,411
2027	2,875,023
Total	$ 6,712,208

ConsumerDirect, Inc.

7. Accrued Expenses

Accrued expenses consisted of the following as of December 31, 2022 and 2021:

	2022	2021
Commissions	$ 41,083	$ 297,069
Payroll and payroll taxes	-	188
Interest payable	92,769	20,068
Total	$ 133,852	$ 317,325

8. Line of Credit

In September 2021, the Company entered into a line of credit agreement with a bank that allows the Company to borrow up to $10,000,000. On March 25, 2022, the Company entered into an amendment to increase the total borrowing amount to $15,000,000, and change the interest rate from Adjusted LIBOR Rate, calculated as the sum of 3.75% and the greater of 0.50% or the published rate for a one-month interest period, to Secured Overnight Financing Rate (SOFR), plus 4.25% (8.55% as of December 31, 2022). The amendment added a non-usage fee of 0.45% per annum, paid monthly on the unused portion of the facility. Outstanding interest is due monthly under the terms of the agreement.

The line is secured by substantially all of the Company's assets and matures October 31, 2024. All outstanding principal and interest is due upon maturity.

The line of credit agreement contains certain financial and nonfinancial covenants with which the Company was in compliance with or had obtained a waiver as of December 31, 2022.

As of December 31, 2022, the amount outstanding under the line of credit was $12,000,000.

9. Notes Payable, Settlement Agreements

In April and October 2021, the Company entered into settlement agreements with former stockholders to exchange for their outstanding shares, 33,553,352 of Series A and Series B-1 Preferred Stock, and 1,644,102 of common stock, in exchange for a cash payment by the Company of $470,000.

10. Equity

Common Stock

The significant features of the Company's Common Stock, with a par value of $0.001 are as follows:

Dividend Provisions

The holders of Common Stock are entitled to receive dividends of the Company when and as declared by the Board, subject to the rights of holders of the Preferred Stock and all other classes of stock at the time outstanding having prior rights as to dividends, and subject to the other limitations provided in the Articles. Such dividends on Common Stock do not accrue and are not cumulative.

ConsumerDirect, Inc.

Notes to Financial Statements
December 31, 2022 and 2021

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Common Stock shall be entitled to be paid out of the available funds and assets after all Preferred Stockholders are paid out.

Voting Rights

The holders of Common Stock are entitled to one vote per share of Common Stock held by the stockholder.

Preferred Stock

The Company's authorized Preferred Stock is separated into different series and classes of Preferred Stock, including the following:

Class	Authorized	Issued and Outstanding	
		2022	2021
Series C Preferred Stock		-	-
Series B Preferred Stock		-	-
Series B-1 Preferred Stock		-	16,254,579
Series A Preferred Stock		-	-
Series A-1 Preferred Stock		779,702,045	779,702,045
Total	1,049,409,828	779,702,045	795,956,624

All shares of Series A Preferred Stock have converted into shares of Common Stock pursuant to the conversion mechanics set forth in the Articles or have been redeemed by the Company. There are currently no outstanding shares of Series A Preferred Stock.

All shares of Series B Preferred Stock have converted into shares of Common Stock pursuant to the conversion mechanics set forth in the Articles or have been redeemed by the Company. There are currently no outstanding shares of Series B Preferred Stock.

All shares of Series B-1 Preferred Stock have converted into shares of Common Stock pursuant to the conversion mechanics set forth in the Articles or have been redeemed by the Company. There are currently no outstanding shares of Series B-1 Preferred Stock.

All shares of Series C Preferred Stock have been redeemed by the Company and there are currently no outstanding shares of Series C Preferred Stock.

The significant features of the Company's Preferred Stock with a par value of $0.001 are as follows:

Dividend Provisions

The holders of Series B Preferred Stock are not entitled to any dividends declared by the Company.

The holders of Series A Preferred Stock, Series A-1 Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock are entitled to receive dividends of the Company when and as declared by the Board and participate pro rata with the holders of Common Stock in any dividends paid on Common Stock on an as-if-converted basis. Such dividends on Common Stock do not accrue and are not cumulative.

18

ConsumerDirect, Inc.
Notes to Financial Statements
December 31, 2022 and 2021

Liquidation Preference

All stock classes, in order of liquidation preference are as follows:

- Series C Preferred Stock

- Series B and B-1 Preferred Stock

- Series A and A-1 Preferred Stock

- Common stock

Liquidation preferences for the Company's Preferred Stock is separated into different series and classes of Preferred Stock as follows:

Class	Liquidation Preferences	
	2022	2021
Series C Preferred Stock	$ -	$ -
Series B Preferred Stock	-	-
Series B-1 Preferred Stock	-	177,500
Series A Preferred Stock	-	-
Series A-1 Preferred Stock	1,328,949	1,328,949
Total	$ 1,328,949	$ 1,506,449

In the event of any liquidation, dissolution or winding up of the Company (including a Deemed Liquidation Event), the holders of the Preferred Stock shall be entitled to be paid, out of the available funds and assets, and prior and in preference to any payment or distribution of any such funds on any shares of Common Stock as set forth below.

Firstly, in the event of any liquidation, dissolution or winding up of the Company within three years following the date the first share of the Series C Preferred Stock was issued, the holders of Series C Preferred Stock are to be paid out of the available funds and assets, and prior and in preference, to any payment or distribution of any such funds on any shares of Common Stock or other series or classes of Preferred Stock, an amount equal to the sum of $0.01645 per share, plus unpaid dividends on such shares.

Secondly, after the Series C Liquidation Preference, if any, has been paid in full, the holders of Series B-1 Preferred Stock are to be paid, out of the available funds and assets, and prior and in preference, to any payment or distribution of any such funds on any shares of Common Stock or other series or classes of Preferred Stock, an amount equal to the sum of $0.01092 per share, plus unpaid dividends on such shares.

Thirdly, after the Series C Liquidation Preference, if any, and the Series B-1 Liquidation Preference have been paid in full, the holders of Series A-1 Preferred Stock and the Series A Preferred Stock are to be paid, on a pari passu basis, out of the available funds and assets, and prior and in preference, to any payment or distribution of any such funds on any shares of Common Stock or other series or classes of Preferred Stock, an amount equal to (i) with respect to the Series A-1 Preferred Stock, the sum of $0.00603 per share, plus unpaid dividends on such shares, and (ii) with respect to the Series A Preferred Stock, the sum of $0.00603 per share, plus unpaid dividends on such shares.

The liquidation preference rates are each subject to adjustment for any subsequent stock splits, stock dividends, or reclassifications.

Conversion Rights

Each outstanding share of Preferred Stock is convertible, at the option of the holder, into fully paid and non-assessable shares of Common Stock, and is determined by dividing the original issue price applicable to such share by the conversion price applicable to such share and shall be subject to certain adjustments in the event of issuance of any additional stock without consideration or for a consideration per share less than the conversion price applicable to such series of Preferred Stock in effect immediately prior to the issuance of such additional stock, as well as stock splits, dividends and combinations.

Each share of Preferred Stock automatically converts upon the closing of a qualified IPO into the number of shares of Common Stock into which such shares are convertible at the then-effective conversion price.

Each share of Series A Preferred Stock, Series A-1 Preferred Stock, and Series B Preferred Stock automatically converts upon the affirmative vote of the holders of sixty percent of the holders of the then outstanding shares of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series B Preferred Stock, but excluding the holders of the Series B-1 Preferred Stock.

Each share of Series B-1 Preferred Stock automatically converts upon the affirmative vote of the holders of a majority of the holders of the then outstanding shares of such Series B-1 Preferred Stock.

Any declared and unpaid dividends payable is payable in cash upon conversion.

Redemption Rights

The shares of Series B-1 Preferred Stock and Series C Preferred Stock are subject to certain redemption rights by the Company upon the occurrence of certain events, including upon the election of the holder of Series B-1 Preferred Stock and Series C Preferred Stock, at the election of the Board upon a deemed liquidation event, upon the consummation of certain qualified transactions, and upon satisfaction of certain revenue goals.

Voting Rights

The holders of Series A Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted. The holders of Series A-1 Preferred Stock are entitled to the number of votes equal to five times the number of shares of Common Stock into which such share of Preferred Stock could be converted. The holders of the Series A-1 Preferred Stock, exclusively and as separate classes, are entitled to elect one director of the Company. The holders of the Series C Preferred Stock, exclusively and as separate classes, are entitled to elect one director of the Company.

Cancellation of Certain Preferred Stock Series

The Board of Directors has authorized the cancelation, at a time best determined by the Company, of the Series A, B, B-1 & C Preferred Stock because there are no stockholders in those Series of Preferred Stock.

ConsumerDirect, Inc.

11. Deferred Compensation

The Company had a deferred compensation agreement with a stockholder, as a benefit to the stockholder for deferring his salary in prior years. The agreement called for a fixed future amount to be paid, including interest. In conjunction with entering into the line of credit agreement, the deferred compensation plan was settled and paid in full in October, 2021. For the year ended December 31, 2022, and 2021, the Company paid $0 and $2,301,717, respectively to settle the deferred compensation agreement. As of December 31, 2022 and 2021, there was $0 included in accrued expenses, respectively.

12. Capitalized Software, Net

Capitalized software, net consisted of the following as of December 31, 2022 and 2021:

	2022	2021
Internally developed software	$ 18,806,747	$ 9,338,147
Accumulated amortization	(6,300,878)	(3,850,801)
Total	$ 12,505,869	$ 5,487,346

During the years ended December 31, 2022 and 2021, amortization expense related to capitalized software amounted to $2,450,077 and $1,062,124, respectively.

13. Patents, Trademarks and Domains

The following is a summary of the intangible assets:

	As of December 31, 2022			
	Life (years)	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amount
Patents	10	$ 768,234	$ 713,767	$ 54,467
Trademarks	Indefinite	28,710	-	28,710
Internet domains	Indefinite	565,780	-	565,780
		$ 1,362,724	$ 713,967	$ 648,957

	As of December 31, 2021			
	Life (years)	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amount
Patents	10	$ 676,400	$ 636,943	$ 39,457
Trademarks	Indefinite	28,710	-	28,710
Internet domains	Indefinite	565,780	-	565,780
		$ 1,270,890	$ 636,943	$ 633,947

During the years ended December 31, 2022 and 2021, amortization expense related to patents amounted to $76,824 and 67,640, respectively.

ConsumerDirect, Inc.
Notes to Financial Statements
December 31, 2022 and 2021

14. Income Taxes

The provision for (benefit from) income taxes consisted of the following as of December 31:

	2022	2021
Current	$ 800	$ 800
Deferred:		
Federal	478,584	1,477,265
State	135,924	604,616
Total deferred	614,508	2,081,881
Total provision for (benefit from) income taxes	$ 615,308	$ 2,082,681

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities as of December 31, 2022 and 2021 was as follows:

	2022	2021
Deferred tax assets:		
Depreciation	$ -	$ 403,249
Allowance for doubtful accounts	76,289	31,193
Other	1,627	-
Right of use lease liability	927,823	-
Net operating loss carryforwards	1,048,557	1,165,768
Research and development credit carryforwards	527,620	231,000
State taxes	47,579	19,035
Total deferred tax assets	2,629,495	1,850,242
Deferred tax liability:		
Depreciation	(172,821)	-
Amortization	(184,249)	(1,826,594)
Internally developed software	(1,935,034)	-
Right of use asset	(928,252)	-
Total deferred tax liabilities	(3,220,356)	(1,826,594)
Net deferred tax asset	$ (590,861)	$ 23,648

As of December 31, 2022, the Company has state net operating loss carryforwards of approximately $11,862,000, which begin to expire in 2029 for state tax purposes.

As of December 31, 2021, the Company has federal and state net operating loss carryforwards of approximately $2,645,000, and $6,905,000, which begin to expire in 2023, and 2029 for federal and state tax purposes, respectively.

As of December 31, 2022, the Company has federal and state research and development credit carryforwards of approximately $296,000, and $232,000, which begin to expire in 2023, and 2029 for federal and state tax purposes, respectively.

As of December 31, 2021, the Company has federal and state research and development credit carryforwards of approximately $162,000, and $69,000, which begin to expire in 2023, and 2029 for federal and state tax purposes, respectively.

15. Leases

The Company's lease obligations are real estate operating leases used in operations. For any lease with an initial term in excess of 12 months, the related lease assets and liabilities are recognized on the balance sheet as either operating or finance leases at the inception of an agreement where it is determined that a lease exists. Lease and nonlease components, where the payment is based on a fixed amount, index or rate, are separated and allocated based on their stand-alone price for all classes of assets. Nonlease components, where the payment is not based on a fixed amount, index or rate are excluded from the calculation of the lease liability and right-of-use asset and are accounted for based on the underlying principles of the incurred charges.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; lease expense for these leases are recognized on a straight-line basis over the lease term. As of December 31, 2022 and 2021, short term lease expense was $159,197 and $0, respectively.

Operating lease assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are recognized based on the present value of future payments over the lease term at the commencement date. Since the leases generally do not provide an implicit rate, the Company uses the risk-free rate for a period comparable to the lease term published by U.S. Department of the Treasury on the lease commencement date. Lease terms generally do not include options to extend or terminate the lease unless it is reasonably certain that the option will be exercised. Fixed payments may contain predetermined fixed rent escalations. The Company recognizes the related rent expense on a straight-line basis from the commencement date to the end of the lease term.

Operating Leases

Lease term and discount rate for operating leases were as follows:

Weighted average remaining lease term	5.75 years
Weighted average discount rate	3.58%

The Company leases facilities and equipment under various noncancellable operating lease agreements with various unrelated parties. The operating leases require minimum monthly payments of $54,246 and expire through December 31, 2027, including foreseeable exercisable renewals and extensions. For December 31, 2022 and 2021, total rent expense associated with these leases was $648,343 and $0, respectively. Operating lease expense is recognized on a straight-line basis over the lease term.

At December 31, 2022, the Company has $3,246,205 of noncancelable operating lease commitments. The following is a schedule by years of undiscounted future minimum lease payments as of December 31, 2022:

2023	$	613,746
2024		638,985
2025		658,152
2026		686,549
2027		648,773
Total lease payments		3,246,205
Less interest		(81,905)
Present value of lease liabilities	$	3,164,300

Future minimum lease commitments, as determined under Topic 840, for all non-cancelable leases are as follows as of December 31, 2021:

2023	$	613,746
2024		638,985
2025		658,152
2026		686,549
2027		648,773
Total minimum lease payments	$	3,246,205

16. Commitments, Contingencies and Related-Party Transactions

Preferred Stock Conversion

During the year ended December 31, 2022, the Company entered int stock conversion agreements with multiple preferred stock shareholders to convert 16,254,579 Series B outstanding shares into 16,254,579 shares of common stock.

Common Stock Settlement Agreements

During the year ended December 31, 2022, the Company entered into stock settlement agreements with multiple common stock shareholders to settle 17,415,102 shares of common stock and cancel their outstanding shares for total cash payments of $270,172.

Litigation

From time to time, the Company is involved in certain legal matters which arise in the normal course of operations. Management believes, based in part on the advice of legal counsel, that the resolution of such matters will not have a material adverse effect on the financial position of the Company.

Related-Party Transactions

Advances to Stockholder

From time to time, the Company will provide cash to a stockholder. Amounts are paid and borrowed as needed. There is no interest on these borrowings, and amounts are due on demand. As of December 31, 2022 and 2021, the balance on the advances amounted to $68,036 and $129,498, respectively.

17. Subsequent Events

The Company has evaluated subsequent events through May 26, 2023, the date on which the financial statements were available to be issued.

On April 11, 2023 ("Commencement Date"), the Company entered into a promissory note agreement with JP Morgan Chase Bank (the "Lender") for $330,736 with an interest rate of 6.33% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $10,111 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Changing Financing in America Forever

Over $300 Million

$400,529.27 Raised

REASONS TO INVEST

ConsumerDirect: Giving Consumers Financial Power

Our interactive features make it possible

ScoreBoost™

ScoreBuilder™

Action Buttons

Money Manager

PrivacyMaster™

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hero Video:
I'm David Coulter, founder of ConsumerDirect. We're a bootstrapped company with over $69M in 2023 revenue – AND we're profitable. We've helped over 300,000 Americans save over $2.9 BILLION, with a "B", dollars, by giving power back to American consumers with tools to help them better control their credit, money, and privacy.

And today, we'd like you to join us as one of our very first investors.

Let me ask you:

How much money can you save by increasing your credit score?

Well, if you're buying a car for $35,000, a 41 pt increase in your credit score can save you $7,000. Wow!

For a $500,000 mortgage, the difference of 61 points could save a whopping $48,000. Just wow again! It goes on and on.

[Record but possibly delete] There are over 92 million Americans with a credit score under 700, which means we've barely scratched the surface on our opportunity to help American consumers!

The problem we address is most Americans have no idea how their credit score works, or how to improve it. That means each year, consumers purchase over $130Bn worth of mispriced financial products! Let that sink in. We believe that money should be in the pockets of hard-working Americans.

This is where ConsumerDirect comes in. We're determined to fix this problem and change financing in America forever!

ConsumerDirect has grown rapidly by helping Americans understand their credit score drivers and providing the tools to rapidly maximize their score for greater financial freedom and to save them thousands of dollars on their biggest purchases.

We primarily help through two products:

Our core offering, SmartCredit, is a co-branded or white-labeled product we sell through 4,000+ distribution partners, who in turn sell monthly subscriptions to consumers.

Our model means subscribers enroll with zero or minimal acquisition costs to us.

SmartCredit analyzes an individual's financial situation through our patented Future Credit Score algorithm, estimating how many possible points they can gain and how long it will take, along with tools and Action buttons to accomplish it. Ourdatashowssubscribersaddinganaverage of 32 pts to their score in a month or less, and 71 pts over 12 months using just ONE of our score tools.

A better credit score helps people qualify for more loans, get better interest rates, and save money.

Our second product is HOGO, and that helps people with privacy, identity, and scam assistance services. It helps people protect what they've worked so hard to accomplish.

If you download HOGO right now, you may be shocked to discover that your name, phone number, address, email, and even your children's info are being sold on dozens of publicly accessible websites. HOGO lets you easily request removal from these sites, with a swipe, to protect your privacy and identity online.

Since 2019, we've grown over 540%.

And we're profitable in each of those years. We have over 250k active subscribers today.

Bootstrapped??? Yep, we did it ourselves. VCs or Private Equity investments?? None.

How'd we do it?

The secret sauce is our team and the world-class technology we've built. Our 120 employees are all owners of ConsumerDirect, who share a passion for helping people we don't even know achieve their financial goals.

With our track record, we have many fundraising options.

But because our tagline is "The People First Financial Platform" we decided crowdfunding for our capital raise best exemplifies the philosophy we live every day – giving our own community a chance at ownership. This capital will help us ramp up marketing for SmartCredit and HOGO, plus build our new myLONA product, where we can start facilitating the $20Bn in loans that our active subscribers take out annually, by matching lending institutions with the future credit scores our subscribers achieve. Plus, get banks and others to adopt this technology for their customers.

If we can facilitate these loans, we believe this will be a high-value offer that should significantly increase our bottom line. We're a creative and dedicated team on a mission to change the way America finances forever, by putting the power back into the hands of consumers like you.

Join our mission and become an investor today.

SmartCredit Explainer Video

Why choose smartcredit?

Because we believe you are more than your credit score.

That's why we don't just show you your credit score.

We show you your potential future credit score alongside it with a personalized 120-day plan.

So you can achieve your best score.

But what does achieving your future score really mean?

Well, if you're buying a car for $35,000, a 41-point increase and your credit score can save you $7,000 and for a $500,000 mortgage, the difference of 61 points could save you $48,000 over the course of the loan.

That's more money in your pocket.

Here's what our customers have to say.

My credit score has increased 266 points.

Like that's amazing because by using smartcredit, you work smarter not harder.

smartcredit is a one-stop shop for all things impacting your credit score.

You'll take one-click actions to address negative items, impacting your score, get optimized payment schedules to further help your score, and receive personalized credit and loan offers and 24/7 credit monitoring and alerts for suspicious activity ready to get started, gain credit confidence, and reach your financial goals.

Sign up today.

Hogo Explainer Video

don't worry this isn't stealing all this

0:05

information is already mine hey that's

0:07

yours give it back

0:10

nice try data trafficker

0:13

luckily you don't have to do all this to

0:16

get your information back you just have

0:18

to get hogo the privacy app that rescues

0:21

your information with just a single

0:22

swipe

0:23

this is the internet that most people

0:25

see you can connect with friends buy a

0:28

new shirt with two-day shipping or

0:30

research anything but here's the catch

0:33

if you're not careful you could end up

0:35

being the product sold so here's how the

0:38

internet really works just below the

0:40

online world you know is a dark

0:42

underbelly where data traffickers often

0:44

call data brokers harvest and profit off

0:47

your private information and not just

0:49

the little things like your purchase

0:50

history they have your home address your

0:52

work address credit cards Private health

0:54

records Social Security numbers even the

0:56

address where your kids go to school and

0:59

they'll sell this data to anyone who

1:00

wants it

1:02

creepy so now scammers hackers stalkers

1:05

even that creepy neighbor can easily

1:07

Target you that means the bad guys can

1:09

use your personal data to impersonate

1:11

you companies you trust or people you

1:13

know and because they know where you

1:15

work and what you do they'll send a text

1:16

message that looks like it's from your

1:18

boss demanding you pick up a mail 20

1:19

Target gift card stat

1:23

really or because they know where you

1:25

bank and what you buy they'll send an

1:27

email that looks like it's from your

1:28

bank asking for your account number or

1:30

with just your family's names and health

1:32

history they can make a social media

1:33

message look like it's from a distant

1:35

relative in need of money for

1:36

life-saving surgery

1:38

Uncle Frank needs money for another

1:40

brain transplant nice try scammers uncle

1:44

Frank's already dead they'll go to any

1:47

lengths to trick you into giving up your

1:48

life savings your retirement even your

1:51

identity anything they can get their

1:52

grimy hands on say hello to hogo the

1:56

privacy app for hogo helpers go to

1:58

battle rescuing your personal

2:00

information stopping scams and

2:02

protecting you against fraud it's like

2:05

your own personal Liam Neeson for when

2:07

your information gets taken all it takes

2:09

is one swipe and the Hugo helpers jump

2:11

into action taking back your personal

2:13

information from the clutches of the bad

2:15

guys using hogo is as easy as playing a

2:18

mobile game hogo will alert you every

2:20

time your data is detected then just

2:22

swipe to remove and let the hogo helpers

2:24

do the rest also use hogo when you get

2:26

those ongoing scam texts and emails

2:29

defending your privacy is so important

2:31

to hogo they give you twenty five

2:33

thousand dollars of free fraud insurance

2:35

and more just for signing up thanks hogo

2:38

stop scams reclaim your privacy decrease

2:40

your risk of identity fraud for you and

2:42

your family hogo defend your privacy

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CONSUMERDIRECT, INC.

The undersigned, David Coulter, hereby certifies that:

1.   He is the President and Chief Executive Offer of CONSUMERDIRECT, INC., a Nevada corporation (the "Corporation").

2.   He has been authorized to sign these Amended and Restated Articles of Incorporation (these "Articles") by resolution of the Board of Directors of the Corporation adopted on the date signed below, and these Articles correctly set forth the text of the Corporation's Articles of Incorporation as amended to the date of these Articles.

3.   These Articles were duly adopted in accordance with Sections 78.390 and 78.403 of the Nevada Revised Statutes, and restate, integrate and further amend the provisions of the Corporation's Articles of Incorporation as amended to the date of these Articles.

4.   The Articles of Incorporation of the Corporation, as amended to date, are further amended and restated in their entirety to read in full as follows:

***

ARTICLE ONE: NAME

The name of this corporation (hereinafter the "Corporation") is as follows:

ConsumerDirect, Inc.

ARTICLE TWO: PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Nevada, as amended from time to time. The Corporation shall have perpetual existence.

ARTICLE THREE: LIMITATION OF DIRECTORS' LIABILITY

The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the laws of the State of Nevada, as the same may be amended and supplemented. Any repeal or modification of the foregoing provision of this Article Three by the stockholders of this Corporation shall not adversely affect any right or protection of a director of this Corporation existing at the time of such repeal or modification.

ARTICLE FOUR: INDEMNIFICATION

The Corporation shall, to the fullest extent permitted by the Nevada Revised Statutes, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under the Nevada Revised Statutes from and against any and all of the expenses, liabilities, or other matters referred to in or covered by the Nevada Revised Statutes, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

ARTICLE FIVE: CAPITAL STOCK

Unless otherwise indicated, references to "Sections" or "Subsections" in this Article Five refer to sections and subsections of this Article Five.

A.   **Number of Authorized Shares; Par Value**. This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is five billion (5,000,000,000) shares, of which four billion (4,000,000,000) shares shall be designated Common Stock, $0.001 par value per share, and one billion (1,000,000,000) shares shall be designated Preferred Stock, $0.001 par value per share. The total number of authorized shares of Common Stock or Preferred Stock or any series thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote.

B.   **Common Stock**. The rights, preferences, privileges and restrictions granted to or imposed upon the Common Stock are as follows:

1.   General. The Common Stock shall consist of two series designated as "Series A Voting Common Stock" and "Series B Non-Voting Common Stock". The Corporation is authorized to issue two billion (2,000,000,000) shares of Series A Voting Common Stock, having a par value of $0.001 per share, and two billion (2,000,000,000) shares of Series B Non-Voting Common Stock, having a par value of $0.001 per share. The Series A Voting Common Stock and the Series B Non-Voting Common Stock shall have identical rights other than with respect to voting rights as set forth herein, and for all other purposes under these Articles of Incorporation, the Series A Voting Common Stock and the Series B Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. Upon the effectiveness of these Amended and Restated Articles of Incorporation, every share of the Corporation's Common Stock issued and outstanding as of the filing hereof shall, automatically and without any action on the part of any holder thereof, be redesignated one share of Series A Voting Common Stock, with the relative rights, and the qualifications, limitations, and restrictions set forth in these Amended and Restated Articles of Incorporation.

2.   Voting Rights.

(A)   *Series A Voting Common Stock*. Except as otherwise required by law or these Articles of Incorporation, the holders of the Series A Voting Common Stock shall possess

2

exclusively all voting rights and power with reference to corporate affairs, and each holder of Series A Voting Common Stock shall have one vote in respect of each share held by such holder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(B)   *Series B Non-Voting Common Stock*. Except as otherwise required by law, shares of Series B Non-Voting Common Stock shall be non-voting and shall not be entitled to vote on any matters submitted to a vote of shareholders of the Corporation. Notwithstanding the foregoing, for so long as any shares of Series B Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Series B Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Series B Non-Voting Common Stock at a meeting of the holders of Series B Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) the Articles of Incorporation or by laws so as to adversely affect (disproportionately relative to the Series A Voting Common Stock) the preferences, rights or powers of the Series B Non-Voting Common Stock. Notwithstanding anything else to the contrary in these Amended and Restated Articles of Incorporation, except as expressly set forth in the preceding sentence or as otherwise required by law, shares of Series B Non-Voting Common Stock are specifically denied voting power and the holders thereof, as such, are specifically denied the right to vote on any matter pursuant to or arising under Nevada Revised Statutes Sections 78.2055(3), 78.207(3), 78.390(2), or Chapter 92A.

3.   Dividends. Subject to any prior rights of holders of any classes of Preferred Stock at the time outstanding having prior rights as to dividends, and subject to such other limitations as provided in these Amended and Restated Articles of Incorporation or by law, the holders of the Common Stock shall be entitled to receive, if, when and as declared by the Board of Directors of this Corporation (the "Board"), out of any assets legally available therefor, such dividends as may be declared from time to time by the Board. Such dividends on the Common Stock shall not accrue nor shall such dividends be cumulative.

4.   Liquidation, Dissolution or Winding-Up. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed as provided in Section D.2.

5.   Conversion of Voting Common Stock. The shares of Series A Voting Common Stock shall be convertible into shares of Series B Non-Voting Common Stock on a one-to-one basis at any time and from time to time at the option of the holder thereof. Any such conversion shall be effected by the surrender to the Corporation of the certificate or certificates representing the Series A Voting Common Stock, together with written notice by the holder of such Series A Voting Common Stock, stating that such holder desires to convert the shares of Series A Voting Common Stock, or a stated number of such shares represented by such certificate or certificates, into an equal number of shares of the Corporation's Series B Non-Voting Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for shares of Series B Non-Voting Common Stock are to be issued and shall include instructions for the delivery thereof. The Corporation shall promptly upon receipt of such notice and certificates, issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates evidencing the shares of Series B Non-Voting Common Stock issuable upon such conversion, and the corporation will deliver to the converting holder a certificate representing any Series A Voting Common Stock shares which were represented by the certificate or certificates

3

delivered to the Corporation in connection with such conversion that were not converted. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the close of business on the date on which such surrendered certificate or certificates shall have been received by the Corporation.

6.   Subdivisions or Combinations. If the Corporation in any manner subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) or combines (by any reverse stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) the outstanding shares of Series A Voting Common Stock, then the outstanding shares of Series B Non-Voting Common Stock will be subdivided or combined in the same proportion and manner. If the Corporation in any manner subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) or combines (by any reverse stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) the outstanding shares of Series B Non-Voting Common Stock, then the outstanding shares of Series A Voting Common Stock will be subdivided or combined in the same proportion and manner.

C.   **Preferred Stock**. The Board of Directors is authorized, subject to limitations prescribed by law and subject to the other limitations as provided in these Articles, to provide for the issuance of the shares of Preferred Stock in series, and by filing these Articles pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

1.   The number of shares constituting that series and the distinctive designation of that series;

2.   The dividend rate, if any, on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

3.   Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

4.   Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

5.   Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

6.   The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

7.   Any other relative rights, preferences and limitations of that series.

4

D. **Rights, Preferences and Restrictions of Series A-1 Preferred Stock**. Seven Hundred Seventy-Nine Million Nine Hundred Eighty-Three Thousand Two Hundred Sixty-Five (779,983,265) shares of the Preferred Stock are hereby designated as "Series A-1 Preferred Stock," shares, $0.001 par value per share, and shall have an initial issue price of $0.00603 per share (the "Series A-1 Original Issue Price").

1. **Dividends**. The holders of shares of Series A-1 Preferred Stock shall be entitled, if, when and as declared by the Board of Directors, out of any assets legally available therefor, to participate pro rata with the holders of Common Stock in any dividends paid on the Common Stock on an as-if-converted to Common Stock basis. Such dividends on the Series A-1 Preferred Stock shall not accrue nor shall such dividends be cumulative.

2. **Liquidation, Dissolution or Winding-Up**.

(A) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount equal to the Series A-1 Original Issue Price per share (as proportionally adjusted for any stock splits, stock dividends, reclassifications or the like with respect to such shares) plus all accrued but unpaid dividends on each such share then held by each such holder (the aggregate amount of such payments shall be referred to herein as the "Series A-1 Liquidation Preference"). If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full Series A-1 Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(B) After payment to the holders of the Series A-1 Preferred Stock of the Series A-1 Liquidation Preference, the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each such holder.

(C) For purposes of this Section D.2 (i) any sale, merger, consolidation or other form of corporate reorganization (other than a merger effected exclusively for the purpose of changing the domicile of the corporation) in which the stockholders of the Corporation immediately prior to such sale, merger, consolidation or reorganization (and prior to any acquisition of shares of stock of the Corporation effected in connection with such sale, merger, consolidation or reorganization), own less than fifty percent (50%) of the Corporation's voting power (or, if the Corporation is not the surviving corporation, less than fifty percent (50%) of the voting power of the surviving entity in such sale, merger, consolidation or reorganization) immediately after such sale, merger, consolidation or reorganization; or (ii) a sale, lease, license, transfer or other disposition of all or substantially all of the assets or intellectual property of the Corporation (any such transaction set forth in (i) or (ii) above, shall be referred to as a "Deemed Liquidation Event"), shall be treated as a liquidation, dissolution or winding up of the Corporation and shall entitle the holders of the Series A-1 Preferred Stock and the Common Stock to receive, at the closing of such acquisition or sale, cash, securities or other property (valued as provided in Section D.2(D) below) in the amounts as specified in Sections D.2(A) and D.2(B) above.

5

(D)   In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors; provided that any securities shall be valued as follows:

(i)   Securities not subject to investment letter or other similar restrictions on free marketability:

(1)   If traded on a securities exchange the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three (3) days prior to the closing of such transaction;

(2)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sales prices (whichever is applicable) of such securities over the 30-day period ending three (3) days prior to the closing of such transaction; and

(3)   If there is no active public market, the value shall be determined in good faith by the Board of Directors.

(ii)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value as determined pursuant to clause (ii) above so as to reflect the approximate fair market value thereof.

3.   **Voting Rights**. Except as otherwise expressly provided herein or as required by law, the holder of each share of the Series A-1 Preferred Stock shall be entitled to the number of votes equal to five (5) times the number of shares of Series A Voting Common Stock into which such shares of Series A-1 Preferred Stock could be converted, and each share of Series A-1 Preferred Stock shall have voting rights and powers equal to the voting rights and powers of the Series A Voting Common Stock (except as otherwise expressly provided herein, including without limitation the five (5) times voting rights of the Series A-1 Preferred Stock, or as required by law), voting together with the Series A Voting Common Stock as a single class on an as-converted basis, and shall be entitled to notice of any stockholders' meeting in accordance with the by laws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula shall be rounded to the nearest whole number (with one-half being rounded upward).

4.   **Protective Provisions.**

(A)   Series A-1 Protective Provisions. At any time when any shares of Series A-1 Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, amend, alter, change or repeal any provision of the Articles of Incorporation of the Corporation in a manner that adversely affects the powers, preferences, rights or privileges or restrictions of the Series A-1 Preferred Stock, without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Series A-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

5. **Conversion.** The holders of the Series A-1 Preferred Stock shall have conversion rights as follows:

(A) **Voluntary Conversion.** Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this Corporation or any transfer agent for such stock, into such number of validly issued, fully paid and nonassessable shares of Series A Voting Common Stock as is determined by dividing the Series A-1 Original Issue Price by the Series A-1 Conversion Price (as defined below), determined as hereafter provided, in effect on the date of conversion. The conversion price per share applicable to the Series A-1 Preferred Stock (the "Series A-1 Conversion Price") shall initially be equal to the Series A-1 Original Issue Price for such share, provided, however, that the Series A-1 Conversion Price shall be subject to adjustment as set forth in this Section D.5.

(B) **Mechanics of Conversion.** Before any holder of Series A-1 Preferred Stock shall be entitled to convert the same into shares of Series A Voting Common Stock pursuant to Section D.5(A) above, such holder shall surrender the certificate or certificates therefore (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), duly endorsed, at the office of this Corporation or of any transfer agent for such Series A-1 Preferred Stock, and give written notice to this Corporation at its principal corporate office of such holder's election to convert the same, and shall state therein the name or names in which the certificate or certificates for shares of Series A Voting Common Stock are to be issued. This Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A-1 Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Series A Voting Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A-1 Preferred Stock to be converted, and the person or persons entitled to receive the shares of Series A Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Series A Voting Common Stock as of such date.

(C) **Adjustments for Splits and Dividends.** In the event the Corporation should at any time or from time to time following the effectiveness of these Amended and Restated Articles of Incorporation fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend, distribution, split or subdivision if no record date is fixed), the Series A-1 Conversion Price shall be appropriately decreased so that the number of shares of Series A Voting Common Stock issuable on conversion of each share of Series A-1 Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

7

(D) **Adjustments for Combinations**. If the number of shares of Common Stock outstanding at any time after the effectiveness of these Amended and Restated Articles of Incorporation is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Series A-1 Conversion Price shall be appropriately increased so that the number of shares of Series A Voting Common Stock issuable on conversion of each share of Series A-1 Preferred Stock shall be decreased in proportion to such decrease of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

(E) **Other Distributions**. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this Corporation or other persons, assets (excluding cash dividends) or options or rights to purchase or receive securities of other persons, then, in each such case for the purpose of this Section D.5(E), the holders of the Series A-1 Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Series A Voting Common Stock of this Corporation into which their shares of Series A-1 Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this Corporation entitled to receive such distribution.

(F) **Recapitalizations**. If at any time or from time to time there shall be a recapitalization of the Common Stock or capital reorganization, merger or consolidation of the Corporation with or into another corporation or another entity or person (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section D.5 or Section D.2 hereof), provision shall be made so that each holder of Series A-1 Preferred Stock shall thereafter be entitled to receive upon conversion of such series the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Series A Voting Common Stock deliverable upon conversion would have been entitled on such recapitalization, capital reorganization, merger or consolidation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section D.5 with respect to the rights of the holders of the Series A-1 Preferred Stock after the recapitalization to the end that the provisions of this Section D.5 (including any applicable adjustment of the Series A-1 Conversion Price then in effect and the number of shares purchasable upon conversion of such series) shall be applicable after that event as nearly equivalent as may be practicable.

(G) **No Impairment**. The Corporation will not, by amendment of these Amended and Restated Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section D.5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A-1 Preferred Stock against impairment.

(H) **No Fractional Shares and Certificate as to Adjustments**.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Series A-1 Preferred Stock. Whether fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Series A-1 Preferred Stock the holder thereof is at the time converting into Series A Voting Common Stock and

the number of shares of Series A Voting Common Stock issuable upon such aggregate conversion. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Series A Voting Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).

(ii)   Upon the occurrence of each adjustment or readjustment of the Series A-1 Conversion Price pursuant to this Section D.5, this Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A-1 Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This Corporation shall, upon the written request at any time of any holder of Series A-1 Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Series A-1 Conversion Price at the time in effect, and (C) the number of shares of Series A Voting Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Series A-1 Preferred Stock, as applicable.

(I)   **Notices of Record Date**. In the event of any taking by this Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, this Corporation shall mail to each holder of Series A-1 Preferred Stock, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(J)   **Reservation of Stock Issuable upon Conversion**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Series A Voting Common Stock, solely for the purpose of effecting the conversion of the shares of Series A-1 Preferred Stock, such number of its shares of Series A Voting Common Stock as shall from time to time be sufficient to effect a conversion of all outstanding shares of such series, and if at any time the number of authorized but unissued shares of Series A Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series, the Corporation shall immediately seek such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Series A Voting Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Amended and Restated Articles of Incorporation. In the event of a consolidation or merger of the Corporation with another corporation in which the Corporation is not the surviving corporation, effective provisions shall be made in the certificate or articles of incorporation, merger or consolidation, or otherwise of the surviving corporation so that such corporation will at all times reserve and keep available a sufficient number of shares of Series A Voting Common Stock or other securities or property to provide for the conversion of the Series A-1 Preferred Stock in accordance with the provisions of this Section D.5.

6.   **Redeemed or Otherwise Acquired Shares**. Any shares of Series A-1 Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or

transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A-1 Preferred Stock following redemption.

7. **Waiver**. Any of the rights, powers, preferences and other terms of the Series A-1 Preferred Stock set forth herein may be waived on behalf of all holders of Series A-1 Preferred Stock by the affirmative written consent or vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the shares of Series A-1 Preferred Stock then outstanding.

8. **Notices**. Any notice required or permitted by the provisions of this Article Five to be given to a holder of shares of Series A-1 Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Nevada Revised Statutes, and shall be deemed sent upon such mailing or electronic transmission..

ARTICLE SIX: RIGHT TO AMEND

Except as otherwise indicated in these Amended and Restated Articles of Incorporation (including but not limited to Article Three and Section D.4 of Article Five hereof), the Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Amended and Restated Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this Article Six.

ARTICLE SEVEN: BY LAWS

By laws of this Corporation may be adopted by the Board, which shall also have the power to alter, amend or repeal the same from time to time as permitted under Nevada law.

***

5. The foregoing Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors.

6. The number of shares of the Corporation's stock outstanding and entitled to vote on the foregoing Amended and Restated Articles of Incorporation was 311,593,192 shares of Common Stock and 779,983,265 shares of Series A-1 Preferred Stock. The number of shares consenting to, approving and voting in favor of the foregoing changes and amendments equaled or exceeded the vote required, such required vote being a majority of the voting power of the outstanding shares of Common Stock and the Series A-1 Preferred Stock, voting together as a single class on an as-converted basis.

* * * *

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation on this _5th_ day of December 2023.

DocuSigned by:

David B. Coulter

C346276384B54FB...

David Coulter
President and Chief Executive Officer

11

Exhibit G to Form C

Test The Waters Materials







CONSUMER DIRECT

smartcredit
Become an Investor in
CONSUMERDIRECT
start engine

Dear Member,

We are doing something we've never done before, and want you to be the first to know.

We are excited to announce that after many requests, ConsumerDirect is opening up a friends, family, and community round of fundraising in December. We want to share our mission to change consumer financing in America with the people who helped us get there, **you**.

You chose SmartCredit for your business, and now you will have an opportunity to be part of SmartCredit's future as part owner of the company that powers us and everything we do.

Who is ConsumerDirect?
We seek to revolutionize how people get loans and understand credit in America. With five patents under our belt, we have continued to grow year over year (540% over the past five years!), and we have big plans for the future.[1]

We plan to invest more than we ever have before in giving partners like you new tools to help your business grow, improving our technology and platform (think API's, better reporting, automated billing), and expanding partner enablement programs.

What's in it for you?

- **5% Bonus shares** to anyone who signs up for our early access list[2]
- **Guaranteed access** to this exciting opportunity. Our 'friends and family' valuation is only 1.7X our trailing 12 months revenue, as compared to 6-8X for the average SaaS company
- **Additional bonus perks** are available

Investing in ConsumerDirect means not only bolstering a company with a proven track record you've helped to grow but also seizing an exciting opportunity to change the way people access credit and financial services forever.

Be sure to check out our investment highlights on StartEngine

Learn More

Thank you for your continued partnership with ConsumerDirect. We will continue to keep you updated as the round is open. We are excited about the future and hope you are too.

Thank You,
David B. Coulter
CEO and CPO

Important Compliance Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest in investing in ConsumerDirect is non-binding and carries no obligation or commitment of any kind. Offering materials or data points outlined in this communication do not purport to be all-inclusive or to contain all the information that a prospective investor may desire or need to know to evaluate ConsumerDirect, Inc. (the "Company") or the merits of a potential investment in the Company. Some of the statements made in the offering materials are forward-looking statements. These statements relate to future financial and other performance or anticipated plans and are identified by words such as "may," "will," "should," "expect," "could," "scheduled," "plan," "anticipate," "believe," "estimate," "potential," "propose," and "continue" and/or negative variants of such terms. Potential investors should read these statements carefully because they discuss the Company's future expectations and plans. However, these statements are only estimates of future performance. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it reasonably believes may affect its business, financial condition, and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in these forward-looking statements may not be achieved or occur, and actual performance or events may not meet such expectations or estimates and may differ materially from those projected in the forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements made herein are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, the Company undertakes no obligation to update any of the forward-looking statements made herein after the date of the offering materials to conform such statements to the Company's actual results. The contents of the offering materials are not and may not be relied upon in any manner as legal, business, or tax advice.

[1] Based on an internal financial statements evaluation of growth revenue calculated between 10/19-09/23

[2] Subject to StartEngine terms and conditions provided their enrollment link, which will be accessible on 12/15/23

CONSUMER DIRECT

Visit ConsumerDirect.com

ConsumerDirect®, Inc., 16795 Von Karman Ave., Ste. 230, Irvine, CA 92606, 714-431-0006





Early Access opens soon!

Invest in CONSUMER DIRECT on start engine

Invest in the first 72 hours to receive a special bonus!

smartcredit

Dear Member,

We are getting closer to the launch of our first-ever fundraising round on StartEngine! We are offering you an opportunity to be a part of ConsumerDirect's future in a big way.

Our numbers tell an incredible story so far…

- We have grown **540% in the last five years** and have been profitable every year without any outside investment (thank YOU, partners!!)[1]
- Our members have **saved a total of $2.9B on loans** due to improving their scores. That is a **$8,800+ savings for every member** that has applied for a loan with their increased score[2]
- We have **4,000+ active partners** and continue to expand our distribution every year
- We have **five patents** on our proprietary technology

We plan to invest more than ever before in giving partners like you new tools to help your business grow, improving our technology and platform (think API's, better reporting, automated billing), and expanding partner enablement programs.

Bonus if you invest in the first 72 hours…

What's in it for you if you invest?

- While nothing is guaranteed, we have big plans to do more to expand our business quickly in the near future
- **5% loyalty bonus** strictly for friends, family, and our community of partners[3]
- Special perks based on when and how much you invest

Don't miss this chance to invest early this month in a company with over 20 years of proven growth.

[Learn More]

Thank you again for your continued partnership with ConsumerDirect. We are excited about the future and hope you are too.

Sincerely,
David B. Coulter
CEO and CPO







CONSUMERDIRECT.
with start engine

Let's Talk About Our Shared Future

Starting this month, you can benefit from a limited-time opportunity to go from being a Hogo member to owning a piece of ConsumerDirect, the creator of Hogo.

Why Crowdfunding?
We are dedicated to helping consumers unlock their full financial potential and change how Americans finance loans. Since our mission is to help people take power back from the banks, it didn't feel right to bring them on as investors. That's why we decided to put it back to the people who helped us become successful – *you.*

Why Invest in Us?
Innovative Technology: We have five patents on our state-of-the-art technology that ensure a seamless and secure financial experience for our members.

Exceptional Growth: We have experienced remarkable growth (over 540%* in the last five years!), expanding our member base and market presence substantially.

Strategic Vision: We have a clear roadmap for the future, including exciting feature enhancements and new features that will further empower Americans to take control of their credit, money, and privacy.

Your Exclusive Role:
As a Hogo member, you already understand the transformative power of our financial technology. Your support will not only fuel our continued growth but also allow you to share in the success of the very platform you trust for your financial needs.

And spoiler alert: there are perks in it for you!
This opportunity is limited, and we wanted to ensure our most valued members had the chance to participate first. Plus receive a 5% Loyalty bonus by signing up for our early-access list.

Stay tuned for updates on our launch coming soon!

Sign up for your 5% Loyalty Bonus

© 2023 Hogo® Powered by ConsumerDirect®
We have helped 4 million people improve their privacy, credit, and financial lives.
16735 Von Karman Ave Suite #220, Irvine, CA 92606

Important Compliance Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest in investing in ConsumerDirect is non-binding and carries no obligation or commitment of any kind. Offering materials or data points outlined in this communication do not purport to be all-inclusive or to contain all the information that a prospective investor may desire or need to know to evaluate ConsumerDirect, Inc. (the "Company") or the merits of a potential investment in the Company. Some of the statements made in the offering materials are forward-looking statements. These statements relate to future financial and other performance or anticipated plans and are identified by words such as "may," "will," "should," "expect," "could," "scheduled," "plan," "anticipate," "believe," "estimate," "potential," "propose," and "continue" and/or negative variants of such terms. Potential investors should read these statements carefully because they discuss the Company's future expectations and plans. However, these statements are only estimates of future performance. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it reasonably believes may affect its business, financial condition, and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in these forward-looking statements may not be achieved or occur, and actual performance or events may not meet such expectations or estimates and may differ materially from those projected in the forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements made herein are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, the Company undertakes no obligation to update any of the forward-looking statements made herein after the date of the offering materials to conform such statements to the Company's actual results. The contents of the offering materials are not and may not be relied upon in any manner as legal, business, or tax advice. 5% Loyalty Bonus is subject to StartEngine terms and conditions provided their enrollment link, which will be accessible on 12/15/23.
*Based on an internal financial statements evaluation of growth revenue calculated between 10/19-09/23.





hogo
Early Access opens soon!
Invest in CONSUMER DIRECT on start engine
Invest in the first 72 hours
to receive a special bonus!

Let's build a brighter, more innovative financial future, *together*.

Don't miss this chance to invest early in a company with *over* 540% growth* from 2019 through 2023.

Sign up for your 5% bonus or learn more now...

ConsumerDirect, the creator of Hogo, launches its crowdfunding campaign this month on StartEngine. You can secure your spot now and get a 5% Loyalty Bonus by signing up for our Early Access List.

Benefit from a limited-time opportunity to go from being a SmartCredit member to owning a piece of the company that's empowering millions of Americans with *interactive tools* for credit, money, and privacy control.

Ready to learn more?

Sign up for your 5% Loyalty Bonus

Thank you for being a crucial part of the Hogo community. We look forward to welcoming you as an investor and sharing the exciting road ahead.

We have helped 4 million people improve their privacy, credit, and financial lives.

16795 Von Karman Ave Suite #230, Irvine, CA 92606

Important Compliance Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest in investing in ConsumerDirect is non-binding and carries no obligation or commitment of any kind. Offering materials or data points outlined in this communication do not purport to be all-inclusive or to contain all the information that a prospective investor may desire or need to know to evaluate ConsumerDirect, Inc. (the "Company") or the merits of a potential investment in the Company. Some of the statements made in the offering materials are forward-looking statements. These statements relate to future financial and other performance or anticipated plans and are identified by words such as "may," "will," "should," "expect," "could," "scheduled," "plan," "anticipate," "believe," "estimate," "potential," "propose," and "continue" and/or negative variants of such terms. Potential investors should read these statements carefully because they discuss the Company's future expectations and plans. However, these statements are only estimates of future performance. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it reasonably believes may affect its business, financial condition, and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in these forward-looking statements may not be achieved or occur, and actual performance or events may not meet such expectations or estimates and may differ materially from those projected in the forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements made herein are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, the Company undertakes no obligation to update any of the forward-looking statements made herein after the date of the offering materials to conform such statements to the Company's actual results. The contents of the offering materials are not and may not be relied upon in any manner as legal, business, or tax advice. 5% Loyalty Bonus is subject to StartEngine terms and conditions provided their enrollment link, which will be accessible on 12/15/23.

*Based on an Internal financial statements evaluation of growth revenue calculated between 10/19-09/23.

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smartcredit
Become an Investor in
CONSUMERDIRECT
with start engine

Let's Talk About Our Shared Future

Starting this month, you can benefit from a limited-time opportunity to go from being a SmartCredit member to owning a piece of ConsumerDirect, the maker of SmartCredit.

Why Crowdfunding?
We are dedicated to helping consumers unlock their full financial potential and change how Americans finance loans. Since our mission is to help people take power back from the banks, it didn't feel right to bring them on as investors. That's why we decided to put it back to the people who helped us become successful – *you.*

Why Invest in Us?
Innovative Technology: We have five patents on our state-of-the-art technology that ensure a seamless and secure financial experience for our members.

Exceptional Growth: We have experienced remarkable growth (over 540%* in the last five years!), expanding our member base and market presence substantially.

Strategic Vision: We have a clear roadmap for the future, including exciting feature enhancements and new features that will further empower Americans to take control of their credit, money, and privacy.

Your Exclusive Role:
As a SmartCredit member, you already understand the transformative power of our financial technology. Your support will not only fuel our continued growth but also allow you to share in the success of the very platform you trust for your financial needs.

And spoiler alert: there are perks in it for you!
This opportunity is limited, and we wanted to ensure our most valued members had the chance to participate first. Plus receive a 5% Loyalty bonus by signing up for our early-access list.

Stay tuned for updates on our launch coming soon!

Sign up for your 5% Loyalty Bonus here

Important Compliance Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest in investing in ConsumerDirect is non binding and carries no obligation or commitment of any kind. Offering materials or data points outlined in this communication do not purport to be all inclusive or to contain all the information that a prospective investor may desire or need to know to evaluate ConsumerDirect, Inc. (the "Company") or the merits of a potential investment in the Company. Some of the statements made in the offering materials are forward-looking statements. These statements relate to future financial and other performance or anticipated plans and are identified by words such as "may," "will," "should," "expect," "could," "scheduled," "plan," "anticipate," "believe," "estimate," "potential," "propose," and "continue" and/or negative variants of such terms. Potential investors should read these statements carefully because they discuss the Company's future expectations and plans. However, these statements are only estimates of future performance. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it reasonably believes may affect its business, financial condition, and results of operations. Because forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in these forward-looking statements may not be achieved or occur, and actual performance or events may not meet such expectations or estimates and may differ materially from those projected in the forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements made herein are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, the Company undertakes no obligation to update any of the forward-looking statements made herein after the date of the offering materials to conform such statements to the Company's actual results. The contents of the offering materials are not and may not be relied upon in any manner as legal, business, or tax advice. 5% Loyalty Bonus is subject to StartEngine terms and conditions provided their enrollment link, which will be accessible on 12/15/23.
*Based on an Internal financial statements evaluation of growth revenue calculated between 10/19-09/23.

Do not reply to this message. If you need assistance, please contact our Customer Service Team.

To ensure all emails make it to your inbox,
please add donotreply@hello.smartcredit.com to your contacts.

Powered by Consumer Direct, Inc.
16795 Von Karman Ave Suite #230, Irvine, CA 92606

Privacy Policy | Important Notice | FAQ
No longer want to receive these emails? Unsubscribe.

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Early Access opens soon!
Invest in CONSUMER DIRECT on start engine
Invest in the first 72 hours to receive a special bonus!
smartcredit

Let's build a brighter, more innovative financial future, *together*.

Don't miss this chance to invest early in a company with *over* 540% growth* from 2019 through 2023.

Sign up for your 5% bonus or learn more now...

ConsumerDirect, the maker of SmartCredit, launches its crowdfunding campaign this month on StartEngine. You can secure your spot now and get a 5% Loyalty Bonus by signing up for our Early Access List.

Benefit from a limited-time opportunity to go from being a SmartCredit member to owning a piece of the company that's empowering millions of Americans with *interactive tools* for credit, money, and privacy control.

Ready to learn more?

Sign up for your 5% Loyalty Bonus here

Thank you for being a crucial part of the SmartCredit community. We look forward to welcoming you as an investor and sharing the exciting road ahead.

Important Compliance Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest in investing in ConsumerDirect is non-binding and carries no obligation or commitment of any kind. Offering materials or data points outlined in this communication do not purport to be all-inclusive or to contain all the information that a prospective investor may desire or need to know to evaluate ConsumerDirect, Inc. (the "Company") or the merits of a potential investment in the Company. Some of the statements made in the offering materials are forward-looking statements. These statements relate to future financial and other performance or anticipated plans and are identified by words such as "may," "will," "should," "expect," "could," "scheduled," "plan," "anticipate," "believe," "estimate," "potential," "propose," and "continue" and/or negative variants of such terms. Potential investors should read these statements carefully because they discuss the Company's future expectations and plans. However, these statements are only estimates of future performance. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it reasonably believes may affect its business, financial condition, and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in these forward-looking statements may not be achieved or occur, and actual performance or events may not meet such expectations or estimates and may differ materially from those projected in the forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements made herein are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, the Company undertakes no obligation to update any of the forward-looking statements made herein after the date of the offering materials to conform such statements to the Company's actual results. The contents of the offering materials are not and may not be relied upon in any manner as legal, business, or tax advice. 5% Loyalty Bonus is subject to StartEngine terms and conditions provided their enrollment link, which will be accessible on 12/15/23.
*Based on an Internal financial statements evaluation of growth revenue calculated between 10/19-09/23.

Do not reply to this message. If you need assistance, please contact our Customer Service Team.

To ensure all emails make it to your inbox,
please add do-not-reply@hello.smartcredit.com to your contacts.

Powered by Consumer Direct, Inc.
16795 Von Karman Ave Suite #230, Irvine, CA 92606

Privacy Policy | Important Notice | FAQ
No longer want to receive these emails? Unsubscribe.





ScoreMaster
Become an Investor in
CONSUMERDIRECT
with start engine

Let's Talk About Our Shared Future

Starting this month, you can benefit from a limited-time opportunity to go from being a ScoreMaster member to owning a piece of ConsumerDirect, the maker of ScoreMaster.

Why Crowdfunding?
We are dedicated to helping consumers unlock their full financial potential and change how Americans finance loans. Since our mission is to help people take power back from the banks, it didn't feel right to bring them on as investors. That's why we decided to put it back to the people who helped us become successful – *you*.

Why Invest in Us?
Innovative Technology: We have five patents on our state-of-the-art technology that ensure a seamless and secure financial experience for our members.

Exceptional Growth: We have experienced remarkable growth (over 540%* in the last five years!), expanding our member base and market presence substantially.

Strategic Vision: We have a clear roadmap for the future, including exciting feature enhancements and new features that will further empower Americans to take control of their credit, money, and privacy.

Your Exclusive Role:
As a ScoreMaster member, you already understand the transformative power of our financial technology. Your support will not only fuel our continued growth but also allow you to share in the success of the very platform you trust for your financial needs.

And spoiler alert: there are perks in it for you!
This opportunity is limited, and we wanted to ensure our most valued members had the chance to participate first. Plus receive a 5% Loyalty bonus by signing up for our early-access list.

Stay tuned for updates on our launch coming soon!

Sign up for your 5% Loyalty Bonus here

Important Compliance Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest in investing in ConsumerDirect is non-binding and carries no obligation or commitment of any kind. Offering materials or data points outlined in this communication do not purport to be all-inclusive or to contain all the information that a prospective investor may desire or need to know to evaluate ConsumerDirect, Inc. (the "Company") or the merits of a potential investment in the Company. Some of the statements made in the offering materials are forward-looking statements. These statements relate to future financial and other performance or anticipated plans and are identified by words such as "may," "will," "should," "expect," "could," "scheduled," "plan," "anticipate," "believe," "estimate," "potential," "propose," and "continue" and/or negative variants of such terms. Potential investors should read these statements carefully because they discuss the Company's future expectations and plans. However, these statements are only estimates of future performance. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it reasonably believes may affect its business, financial condition, and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in these forward-looking statements may not be achieved or occur, and actual performance or events may not meet such expectations or estimates and may differ materially from those projected in the forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements made herein are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, the Company undertakes no obligation to update any of the forward-looking statements made herein after the date of the offering materials to conform such statements to the Company's actual results. The contents of the offering materials are not and may not be relied upon in any manner as legal, business, or tax advice.
5% Loyalty Bonus is subject to StartEngine terms and conditions provided their enrollment link, which will be accessible on 12/15/23.
*Based on an internal financial statements evaluation of growth revenue calculated between 10/19-09/23.





ScoreMaster
Early Access opens soon!
Invest in CONSUMER DIRECT on start engine
Invest in the first 72 hours to receive a special bonus!

Let's build a brighter, more innovative financial future, *together*.

Don't miss this chance to invest early in a company with *over* 540% growth* from 2019 through 2023.

Sign up for your 5% bonus or learn more now...

ConsumerDirect, the maker of ScoreMaster, launches its crowdfunding campaign this month on StartEngine. You can secure your spot now and get a 5% Loyalty Bonus by signing up for our Early Access List.

Benefit from a limited-time opportunity to go from being a ScoreMaster member to owning a piece of the company that's empowering millions of Americans with *interactive tools* for credit, money, and privacy control.

Ready to learn more?

Sign up for your 5% Loyalty Bonus here

Thank you for being a crucial part of the ScoreMaster community. We look forward to welcoming you as an investor and sharing the exciting road ahead.

Important Compliance Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Any indication of interest in investing in ConsumerDirect is non-binding and carries no obligation or commitment of any kind. Offering materials or data points outlined in this communication do not purport to be all-inclusive or to contain all the information that a prospective investor may desire or need to know to evaluate ConsumerDirect, Inc. (the "Company") or the merits of a potential investment in the Company. Some of the statements made in the offering materials are forward-looking statements. These statements relate to future financial and other performance or anticipated plans and are identified by words such as "may," "will," "should," "expect," "could," "scheduled," "plan," "anticipate," "believe," "estimate," "potential," "propose," and "continue" and/or negative variants of such terms. Potential Investors should read these statements carefully because they discuss the Company's future expectations and plans. However, these statements are only estimates of future performance. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it reasonably believes may affect its business, financial condition, and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in these forward-looking statements may not be achieved or occur, and actual performance or events may not meet such expectations or estimates and may differ materially from those projected in the forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements made herein are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, the Company undertakes no obligation to update any of the forward-looking statements made herein after the date of the offering materials to conform such statements to the Company's actual results. The contents of the offering materials are not and may not be relied upon in any manner as legal, business, or tax advice.
5% Loyalty Bonus is subject to StartEngine terms and conditions provided their enrollment link, which will be accessible on 12/15/23.
*Based on an Internal financial statements evaluation of growth revenue calculated between 10/19-09/23.